EVERGREEN

EVERGREEN MARINE CORP. (TAIWAN) LTD.

166, SEC. 2, MINSHENG E. ROAD, 104, TAIPEI, TAIWAN, R.O.C.
TEL: (02) 25057766 (10 LINES)
TELEX:11476 EVERMARINE, 21567 EVERMARINE

82-4420

03032916

October 20, 2003

Division of Corporation Finance,
Securities and Exchange Commiss
450 Fifth Street, N.W.,
Washington, D.C.20549

SEC MAIL PROCESSING SECTION RECEIVED OCT 23 2003 WASH. DC 155

Re: The Financial Statements of the first half of 2003 of Evergreen Marine Corp. (Taiwan) Ltd. ("the Company")

SUPPL

Dear Sir/Madam,

Attached hereto are the financial statements of the company for the six months ended June 30, 2003 and 2002 with report of independent auditors in it for your file.

If you have any question, please feel free to contact the undersigned.
(886-2-2509-3660ext 301 or gracehsieh@evergreen.com.tw)

PROCESSED
NOV 06 2003
THOMSON FINANCIAL

Very truly yours,

Grace Shu-Hui Hsieh
Stock Department

dw 10/29

FORM NO. GAD-026-01

EVERGREEN MARINE CORPORATION (TAIWAN) LTD.

FINANCIAL STATEMENTS

WITH

REPORT OF INDEPENDENT AUDITORS

FOR THE SIX MONTHS ENDED

JUNE 30, 2003 AND 2002

The reader is advised that these financial statements have been prepared originally in Chinese. In the event of a conflict between these financial statements and the original Chinese version or difference in interpretation between the two versions, the Chinese language financial statements shall prevail.

DIWAN, ERNST & YOUNG
致遠會計師事務所

9th Floor
International Trade Bldg.
Taipei World Trade Center
333 Keelung Rd., Sec. 1
Taipei 110, Taiwan, R.O.C.
台北市基隆路一段333號9樓

Phone: 886 2 2720 4000
Fax : 886 2 2757 6050

English Translation of a Report Originally Issued in Chinese

Report of Independent Auditors

The Board of Directors and Stockholders
Evergreen Marine Corporation (Taiwan) Ltd.

We have audited the accompanying balance sheets of Evergreen Marine Corporation (Taiwan) Ltd. as of June 30, 2003 and 2002, and the related statements of income, changes in stockholders' equity and cash flows for the six months then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the financial statements of all of the investee companies accounted for under the equity method. Those statements were audited by other auditors whose reports have been furnished to us, and our opinion expressed herein, insofar as it related to amounts included for those investee companies accounted for under equity method are based solely on the reports of other auditors. Those statements reflect long-term investments of 29,892,220 New Taiwan thousand dollars and 29,152,526 New Taiwan thousand dollars, constituting 43.82% and 48.31% of the total assets as of June 30, 2003 and 2002, respectively, and reflect revenues of 1,711,345 New Taiwan thousand dollars and 467,926 New Taiwan thousand dollars for the six months then ended respectively.

Except as discussed in the following paragraph, we conducted our audits in accordance with "Regulations for Auditing and Certification of Financial Statements by Certified Public Accountants" and auditing standards generally accepted in the Republic of China on Taiwan. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits and the reports of other auditors provide a reasonable basis for our opinion.

As discussed in Note D7 to the financial statements, the amount of the long-term equity investment in Charng Yang Development Co., Ltd. accounted for under the equity method was 333,442 New Taiwan thousand dollars as of June 30, 2002, constituting 0.55% of the total assets. The investment income recognized for the six months ended June 30, 2002 was 14,207 New Taiwan thousand dollars which was based on the unaudited financial statements prepared by the investee company.

In our opinion, except for the possible effects of the adjustments that may be made to the Company's financial statements for the six months ended June 30, 2002 should the financial statements discussed in the preceding paragraph have been audited, based on our audits and the reports of other auditors, the financial statements referred to above present fairly, in all material respects, the financial position of Evergreen Marine Corporation (Taiwan) Ltd. as of June 30, 2003 and 2002, and the results of its operations and its cash flows for the six months then ended in conformity with "Guidelines for Preparation of Financial Reports by Securities Issuers" and accounting principles generally accepted in the Republic of China on Taiwan.

Diwan, Ernst & Young

August 8, 2003
Taipei, Taiwan
The Republic of China on Taiwan

Notice to Readers

The accompanying financial statements are intended only to present the financial position and results of operations and cash flows in accordance with accounting principles and practices generally accepted in the Republic of China on Taiwan and not those of any other jurisdictions. The standards, procedures and practices to audit such financial statements are those generally accepted and applied in the Republic of China on Taiwan.

EVERGREEN
EVERGREEN MARINE CORP. (TAIWAN) LTD.

166, SEC. 2, MINSHENG E. ROAD, 104, TAIPEI, TAIWAN, R.O.C.
TEL: (02) 25057766 (10 LINES)
TELEX:11476 EVERMARINE. 21567 EVERMARINE

Division of Corporation Finance,
Securities and Exchange Commission,
450 Fifth Street, N.W.,
Washington, D.C.20549

SEC MAIL PROCESSING RECEIVED OCT 28 2003 WASH. D.C. 155 SECTION

October 20, 2003

Re: The information required by Rule 12g3-2(b)
from Evergreen Marine Corporation
(Taiwan) Ltd. (" the Company ")

Dear Sir / Madam,

Attached hereto is the English version that the Company had published, filed or distributed from April 1, 2003 to September 30, 2003 for your file.

If you have any question, please feel free to contact the undersigned.
(886-2-2509-3660ext 301 or gracehsieh@evergreen.com.tw)

Very truly yours,

Grace Shu-Hui Hsieh
Stock Department

FORM NO. GAD-026-01

EVERGREEN MARINE CORPORATION (TAIWAN) LTD.

List of Information Referred to in Paragraph (b)(1)(I) of Rule 12g3-2(b) under the United States Securities Exchange Act of 1934, Published, Filed or Distributed from April 1, 2003 to September 30, 2003

1.Press release or notices

A. Announcement of certain significant matters (summary English version as attachment 1-A)

B. Announcement of capital increase, issuance of new shares and new global depositary receipts (summary English version as attachment 1-B)

2.Reports released publicly on the website: http://mops.tse.com.tw

A. Monthly operation statements from April of 2003 to September of 2003 (brief English description as attachment 2-A)

B. Monthly reports on changes in shareholding and creation and release of pledge of common shares held by directors, supervisors, managers and 10% Shareholders from April of 2003 to September of 2003 (brief English description as attachment 2-B)

Attachment 1- A

Announcement of Certain Significant Matters of Evergreen Marine Corporation (Taiwan) Ltd. (Brief English Description)

1.Date: April 2, 2003
To announce the acquisition of new-built containers from Evergreen Heavy Industrial Corp. (Malaysia) Berhad in total amount of USD13,675,000.

2.Date: April 2, 2003
To announce the acquisition of new-built containers from Shanghai Pao Long International Container Co., Ltd. in total amount of USD11,912,400.

3.Date: April 28, 2003
To announce the acquisition of new-built containers from China International Marine Containers (Group) Co., Ltd. in total amount of USD11,898,000.

4.Date: April 30, 2003
To announce the issuing plan of the 11th secured Corporate Bond in amount of NTD1,500,000,000.

5.Date: June 5, 2003
To announce the acquisition of newly issued unsecured convertible bond of EVA Airways Corporation in total amount of NTD500,000,000.

6.Date: June 25, 2003
To announce the issuing plan of the 1st unsecured convertible bond in amount of NTD4,000,000,000.

7.Date: July 17, 2003
To announce the financial forecast of the Company for the year 2003.

8.Date: September 2, 2003
To announce of appointing Mr. Chen, Hsien-Hung to replace Mr. Lin, Fu-Chiao as chief of internal auditors from September 2, 2003.

Attachment 1- B

Announcement of Capital Increase, Issuance of New Shares and New Global Depositary Receipts of Evergreen Marine Corporation (Taiwan) Ltd. (Summary English Version)

An issuance project of 42,095,643 new common shares of capitalization from retained earnings made by Evergreen Marine Corporation (Taiwan) Ltd. (the "Company") was approved by the Securities and Futures Commission of Republic of China ("ROC") on July 14, 2003. And registration of capital increase of the Company was approved by the Ministry of Economic Affairs of R.O.C. on September 9, 2003.

New share certificates certified by the Trust Department of United World Chinese Commercial Bank have been respectively delivered to each shareholders of the Company by registered mail or by book-entry system of the Taiwan Securities Central Depositary Co. Ltd. and traded on October 8, 2003.

For the issuance of new shares mentioned above, 48,199 new Global Depositary Receipts backed by 481,995 shares have been issued and traded on October 15, 2003.

Attachment 2-A

Monthly Operation Statements of Evergreen Marine Corporation (Taiwan) Ltd. (Brief English Description)

1.Statements of operation for April 2003 (publicly announced on the website: http://mops.tse.com.tw)

Date: May 9, 2003
Net operating revenue: NTD 3,205,610,000
Amount of Endorsements/Guarantees: NTD 42,229,272,000
Balance of Third-Party Loan: NTD 1,565,438,000

2.Statements of operation for May 2003 (publicly announced on the website: http://mops.tse.com.tw)

Date: June 10, 2003
Net operating revenue: NTD 2,359,176,000
Amount of Endorsements/Guarantees: NTD 42,843,401,000
Balance of Third-Party Loan: NTD 1,420,548,000

3.Statements of operation for June 2003 (publicly announced on the website: http://mops.tse.com.tw)

Date: July 10, 2003
Net operating revenue: NTD 3,051,773,000
Amount of Endorsements/Guarantees: NTD 43,117,268,000
Balance of Third-Party Loan: NTD 0

4.Statements of operation for July 2003 (publicly announced on the website: http://mops.tse.com.tw)

Date: August 8, 2003
Net operating revenue: NTD 3,256,807,000
Amount of Endorsements/Guarantees: NTD 44,707,946,000
Balance of Third-Party Loan: NTD 0

5. Statements of operation for August 2003 (publicly announced on the website: http://mops.tse.com.tw)

Date: September 10, 2003
Net operating revenue: NTD 3,359,196,000
Amount of Endorsements/Guarantees: NTD 45,587,443,000
Balance of Third-Party Loan: NTD 0

6. Statements of operation for September 2003 (publicly announced on the website: http://mops.tse.com.tw)

Date: October 9, 2003
Net operating revenue: NTD 3,000,233,000
Amount of Endorsements/Guarantees: NTD 46,685,229,000
Balance of Third-Party Loan: NTD 0

Attachment 2-B

Monthly Report on changes in Shareholding and Creation and Release of Pledge of Common Shares Held by Directors, Supervisors, Managers and 10% Shareholders of Evergreen Marine Corporation (Taiwan) Ltd.
(Brief English Description)

1.Table of changes in the shareholding and pledged shares held by directors, supervisors, managers and major shareholders for April 2003. (Publicly announced on the website: http://mops.tse.com.tw)

Date: May 15, 2003

Title	Name	No. of Shares Held Preceding Month	No. of Shares Held This Month	Balance of Pledged Shares for Preceding Month	Balance of Pledged Shares for This Month
Chairman & Director	Kuo, Shiuan-Yu	448,295	448,295	0	0
Director	Chang, Yung-Fa	148,889,416	148,889,416	0	0
Director	Chang, Kuo-Hua	187,536,083	187,536,083	0	0
Director	Falcon Investment Services Ltd.	105,238,602	105,238,602	0	0
Director	Chang, Ming-Bo	538,036	538,036	0	0
Total		442,650,432	442,650,432		
Supervisor	Falcon Investment Services Ltd.	105,238,602	105,238,602	0	0
Supervisor	Evergreen Int'l S.A.	263,916,221	263,916,221	251,205,237	251,205,237
Total		369,154,823	369,154,823		
President	Wang, Long-Shung	25,547	25,547	0	0
Executive Vice President	Huang, Shiun-Kwo	62,061	62,061	0	0
Executive Vice President	Chen, Hau-Gi	14,314	14,314	0	0
Executive Vice President	Chen, Jinn-Shyon	22,216	22,216	0	0
Executive Vice President	Owng, Rong-Jong	3,762	3,762	0	0

Title	Name	No. of Shares Held Preceding Month	No. of Shares Held This Month	Balance of Pledged Shares for Preceding Month	Balance of Pledged Shares for This Month
Executive Vice President	Shih, Cho-Yuan	0	0	0	0
Executive Vice President	Lu, Shui-Tien	14,011	14,011	0	0
Senior Vice President	Shiung, Ming-Tai	0	0	0	0
Senior Vice President	Lin, Fu-Chiao	15,410	15,410	0	0
Senior Vice President	Peng, Chen-Hsiang	9,564	9,564	0	0
Senior Vice President	Wang, Chung-Jinn	2,099	2,099	0	0
Senior Vice President	Hsieh, Lin-An	29,000	29,000	0	0
Senior Vice President	Tang, Chia-Shen	0	0	0	0
Senior Vice President	Chen, Chih-Hung	1,311	1,311	0	0
Senior Vice President	Pu, Wei-Ping	0	0	0	0
Senior Vice President	Lou, Kian-Chuan	59,197	59,197	0	0
Senior Vice President	Hsieh, Huey-Chuan	19,762	19,762	0	0
Senior Vice President	Lin, Wen-Kuei	679	2,679	0	0
Senior Vice President	Hsu, Ta-Chung	30,962	30,962	0	0
Major Shareholder	Evergreen Int'l S.A.	263,916,221	263,916,221	251,205,237	251,205,237

Minimum on number of shares held by all Directors – 105,239,105 shares

Minimum on number of shares held by all Supervisors – 10,523,910 shares

Whether percentage of shareholding this month by Directors and Supervisors meets statutory requirement？ Yes.

2.Table of changes in the shareholding and pledged shares held by directors, supervisors, managers and major shareholders for May 2003. (Publicly announced on the website: http://mops.tse.com.tw)

Date: June 13, 2003

Title	Name	No. of Shares Held Preceding Month	No. of Shares Held This Month	Balance of Pledged Shares for Preceding Month	Balance of Pledged Shares for This Month
Chairman & Director	Kuo, Shiuan-Yu	448,295	448,295	0	0
Director	Chang, Yung-Fa	148,889,416	148,889,416	0	0
Director	Chang, Kuo-Hua	187,536,083	187,536,083	0	0
Director	Falcon Investment Services Ltd.	105,238,602	105,238,602	0	0
Director	Chang, Ming-Bo	538,036	538,036	0	0
Total		442,650,432	442,650,432		
Supervisor	Falcon Investment Services Ltd.	105,238,602	105,238,602	0	0
Supervisor	Evergreen Int'l S.A.	263,916,221	263,916,221	251,205,237	251,205,237
Total		369,154,823	369,154,823		
President	Wang, Long-Shung	25,547	25,547	0	0
Executive Vice President	Huang, Shiun-Kwo	62,061	62,061	0	0
Executive Vice President	Chen, Hau-Gi	14,314	14,314	0	0
Executive Vice President	Chen, Jinn-Shyon	22,216	22,216	0	0
Executive Vice President	Owng, Rong-Jong	3,762	3,762	0	0
Executive Vice President	Shih, Cho-Yuan	0	0	0	0
Executive Vice President	Lu, Shui-Tien	14,011	14,011	0	0
Senior Vice President	Shiung, Ming-Tai	0	0	0	0
Senior Vice President	Lin, Fu-Chiao	15,410	15,410	0	0
Senior Vice President	Peng, Chen-Hsiang	9,564	9,564	0	0
Senior Vice President	Wang, Chung-Jinn	2,099	2,099	0	0

Title	Name	No. of Shares Held Preceding Month	No. of Shares Held This Month	Balance of Pledged Shares for Preceding Month	Balance of Pledged Shares for This Month
Senior Vice President	Hsieh, Lin-An	32,000	32,000	0	0
Senior Vice President	Tang, Chia-Shen	0	0	0	0
Senior Vice President	Chen, Chih-Hung	1,311	1,311	0	0
Senior Vice President	Pu, Wei-Ping	0	0	0	0
Senior Vice President	Lou, Kian-Chuan	59,197	59,197	0	0
Senior Vice President	Hsieh, Huey-Chuan	19,762	19,762	0	0
Senior Vice President	Lin, Wen-Kuei	2,679	2,679	0	0
Senior Vice President	Hsu, Ta-Chung	30,962	30,962	0	0
Major Shareholder	Evergreen Int'l S.A.	263,916,221	263,916,221	251,205,237	251,205,237

Minimum on number of shares held by all Directors – 105,239,105 shares

Minimum on number of shares held by all Supervisors – 10,523,910 shares

Whether percentage of shareholding this month by Directors and Supervisors meets statutory requirement ? Yes.

3.Table of changes in the shareholding and pledged shares held by directors, supervisors, managers and major shareholders for June 2003. (Publicly announced on the website: http://mops.tse.com.tw)

Date: July 15, 2003

Title	Name	No. of Shares Held Preceding Month	No. of Shares Held This Month	Balance of Pledged Shares for Preceding Month	Balance of Pledged Shares for This Month
Chairman & Director	Kuo, Shiuan-Yu	448,295	448,295	0	0
Director	Chang, Yung-Fa	148,889,416	148,889,416	0	0

Title	Name	No. of Shares Held Preceding Month	No. of Shares Held This Month	Balance of Pledged Shares for Preceding Month	Balance of Pledged Shares for This Month
Director	Chang, Kuo-Hua	187,536,083	187,536,083	0	0
Director	Falcon Investment Services Ltd.	105,238,602	105,238,602	0	0
Director	Chang, Ming-Bo	538,036	538,036	0	0
Total		442,650,432	442,650,432		
Supervisor	Falcon Investment Services Ltd.	105,238,602	105,238,602	0	0
Supervisor	Evergreen Int'l S.A.	263,916,221	263,916,221	251,205,237	251,205,237
Total		369,154,823	369,154,823		
President	Wang, Long-Shung	25,547	25,547	0	0
Executive Vice President	Huang, Shiun-Kwo	62,061	62,061	0	0
Executive Vice President	Chen, Hau-Gi	14,314	14,314	0	0
Executive Vice President	Chen, Jinn-Shyon	22,216	22,216	0	0
Executive Vice President	Owng, Rong-Jong	3,762	3,762	0	0
Executive Vice President	Shih, Cho-Yuan	0	0	0	0
Executive Vice President	Lu, Shui-Tien	14,011	14,011	0	0
Senior Vice President	Shiung, Ming-Tai	0	0	0	0
Senior Vice President	Lin, Fu-Chiao	15,410	15,410	0	0
Senior Vice President	Peng, Chen-Hsiang	9,564	9,564	0	0
Senior Vice President	Wang, Chung-Jinn	2,099	2,099	0	0
Senior Vice President	Hsieh, Lin-An	32,000	32,000	0	0
Senior Vice President	Tang, Chia-Shen	0	0	0	0
Senior Vice President	Chen, Chih-Hung	1,311	1,311	0	0
Senior Vice President	Pu, Wei-Ping	0	0	0	0

Title	Name	No. of Shares Held Preceding Month	No. of Shares Held This Month	Balance of Pledged Shares for Preceding Month	Balance of Pledged Shares for This Month
Senior Vice President	Lou, Kian-Chuan	59,197	59,197	0	0
Senior Vice President	Hsieh, Huey-Chuan	19,762	19,762	0	0
Senior Vice President	Lin, Wen-Kuei	2,679	2,679	0	0
Senior Vice President	Hsu, Ta-Chung	30,962	30,962	0	0
Major Shareholder	Evergreen Int'l S.A.	263,916,221	263,916,221	251,205,237	251,205,237

Minimum on number of shares held by all Directors – 105,239,105 shares

Minimum on number of shares held by all Supervisors – 10,523,910 shares

Whether percentage of shareholding this month by Directors and Supervisors meets statutory requirement? Yes.

4. Table of changes in the shareholding and pledged shares held by directors, supervisors, managers and major shareholders for July 2003. (Publicly announced on the website: http://mops.tse.com.tw)

Date: August 15, 2003

Title	Name	No. of Shares Held Preceding Month	No. of Shares Held This Month	Balance of Pledged Shares for Preceding Month	Balance of Pledged Shares for This Month
Chairman & Director	Kuo, Shiuan-Yu	448,295	448,295	0	0
Director	Chang, Yung-Fa	148,889,416	148,889,416	0	0
Director	Chang, Kuo-Hua	187,536,083	187,536,083	0	0
Director	Falcon Investment Services Ltd.	105,238,602	105,238,602	0	0
Director	Chang, Ming-Bo	538,036	538,036	0	0
Total		442,650,432	442,650,432		
Supervisor	Falcon Investment Services Ltd.	105,238,602	105,238,602	0	0

Title	Name	No. of Shares Held Preceding Month	No. of Shares Held This Month	Balance of Pledged Shares for Preceding Month	Balance of Pledged Shares for This Month
Supervisor	Evergreen Int'l S.A.	263,916,221	263,916,221	251,205,237	251,205,237
Total		369,154,823	369,154,823		
President	Wang, Long-Shung	25,547	25,547	0	0
Executive Vice President	Huang, Shiun-Kwo	62,061	62,061	0	0
Executive Vice President	Chen, Hau-Gi	14,314	14,314	0	0
Executive Vice President	Chen, Jinn-Shyon	22,216	22,216	0	0
Executive Vice President	Owng, Rong-Jong	3,762	3,762	0	0
Executive Vice President	Shih, Cho-Yuan	0	0	0	0
Executive Vice President	Lu, Shui-Tien	14,011	14,011	0	0
Executive Vice President	Huang, Ching-Yun	3,075	3,075	0	0
Senior Vice President	Shiung, Ming-Tai	0	0	0	0
Senior Vice President	Lin, Fu-Chiao	15,410	15,410	0	0
Senior Vice President	Peng, Chen-Hsiang	9,564	9,564	0	0
Senior Vice President	Wang, Chung-Jinn	2,099	2,099	0	0
Senior Vice President	Hsieh, Lin-An	32,000	32,000	0	0
Senior Vice President	Tang, Chia-Shen	0	0	0	0
Senior Vice President	Chen, Chih-Hung	1,311	1,311	0	0
Senior Vice President	Pu, Wei-Ping	0	0	0	0
Senior Vice President	Lou, Kian-Chuan	59,197	59,197	0	0
Senior Vice President	Hsieh, Huey-Chuan	19,762	19,762	0	0
Senior Vice President	Lin, Wen-Kuei	2,679	2,679	0	0

Title	Name	No. of Shares Held Preceding Month	No. of Shares Held This Month	Balance of Pledged Shares for Preceding Month	Balance of Pledged Shares for This Month
Senior Vice President	Hsu, Ta-Chung	30,962	30,962	0	0
Senior Vice President	Yang, Shyan-Ming	3,123	3,123	0	0
Senior Vice President	Kuo, Wen-Ben	63	63	0	0
Senior Vice President	Wang, Bao-Gen	361	361	0	0
Senior Vice President	Fang, Yu-Yen	6,445	6,445	0	0
Senior Vice President	Chang, Pen-Chi	0	0	0	0
Senior Vice President	Tsai, I-Jung	0	0	0	0
Senior Vice President	Chang, Cheng-Yung	0	0	0	0
Major Shareholder	Evergreen Int'l S.A.	263,916,221	263,916,221	251,205,237	251,205,237

Minimum on number of shares held by all Directors – 105,239,105 shares

Minimum on number of shares held by all Supervisors – 10,523,910 shares

Whether percentage of shareholding this month by Directors and Supervisors meets statutory requirement？ Yes.

5. Table of changes in the shareholding and pledged shares held by directors, supervisors, managers and major shareholders for August 2003. (Publicly announced on the website: http://mops.tse.com.tw)

Date: September 12, 2003

Title	Name	No. of Shares Held Preceding Month	No. of Shares Held This Month	Balance of Pledged Shares for Preceding Month	Balance of Pledged Shares for This Month
Chairman & Director	Kuo, Shiuan-Yu	448,295	457,260	0	0
Director	Chang, Yung-Fa	148,889,416	151,917,721	0	0

Title	Name	No. of Shares Held Preceding Month	No. of Shares Held This Month	Balance of Pledged Shares for Preceding Month	Balance of Pledged Shares for This Month
Director	Chang, Kuo-Hua	187,536,083	191,286,804	0	0
Director	Falcon Investment Services Ltd.	105,238,602	107,343,374	0	0
Director	Chang, Ming-Bo	538,036	548,796	0	0
Total		442,650,432	451,553,955		
Supervisor	Falcon Investment Services Ltd.	105,238,602	107,343,374	0	0
Supervisor	Evergreen Int'l S.A.	263,916,221	269,194,545	251,205,237	251,205,237
Total		369,154,823	376,537,919		
President	Wang, Long-Shung	25,547	26,057	0	0
Executive Vice President	Huang, Shiun-Kwo	62,061	63,302	0	0
Executive Vice President	Chen, Hau-Gi	14,314	14,600	0	0
Executive Vice President	Chen, Jinn-Shyon	22,216	22,660	0	0
Executive Vice President	Owng, Rong-Jong	3,762	3,837	0	0
Executive Vice President	Shih, Cho-Yuan	0	0	0	0
Executive Vice President	Lu, Shui-Tien	14,011	14,291	0	0
Executive Vice President	Huang, Ching-Yun	3,075	3,136	0	0
Senior Vice President	Shiung, Ming-Tai	0	0	0	0
Senior Vice President	Lin, Fu-Chiao	15,410	15,718	0	0
Senior Vice President	Peng, Chen-Hsiang	9,564	9,755	0	0
Senior Vice President	Wang, Chung-Jinn	2,099	2,140	0	0
Senior Vice President	Hsieh, Lin-An	29,000	29,580	0	0
Senior Vice President	Chen, Chih-Hung	1,311	1,337	0	0
Senior Vice President	Pu, Wei-Ping	0	0	0	0

Title	Name	No. of Shares Held Preceding Month	No. of Shares Held This Month	Balance of Pledged Shares for Preceding Month	Balance of Pledged Shares for This Month
Senior Vice President	Lou, Kian-Chuan	59,197	60,380	0	0
Senior Vice President	Hsieh, Huey-Chuan	19,762	20,157	0	0
Senior Vice President	Lin, Wen-Kuei	2,679	2,732	0	0
Senior Vice President	Hsu, Ta-Chung	30,962	31,581	0	0
Senior Vice President	Yang, Shyan-Ming	3,123	3,185	0	0
Senior Vice President	Kuo, Wen-Ben	63	64	0	0
Senior Vice President	Wang, Bao-Gen	361	368	0	0
Senior Vice President	Fang, Yu-Yen	6,445	6,573	0	0
Senior Vice President	Chang, Pen-Chi	0	0	0	0
Senior Vice President	Tsai, I-Jung	0	0	0	0
Senior Vice President	Chang, Cheng-Yung	0	0	0	0
Senior Vice President	Chang, Cheng-Yen	107,720	107,720	0	0
Major Shareholder	Evergreen Int'l S.A.	263,916,221	269,194,545	251,205,237	251,205,237

Minimum on number of shares held by all Directors – 107,343,887 shares

Minimum on number of shares held by all Supervisors – 10,734,388 shares

Whether percentage of shareholding this month by Directors and Supervisors meets statutory requirement？ Yes.

6.Table of changes in the shareholding and pledged shares held by directors, supervisors, managers and major shareholders for September 2003. (Publicly announced on the website: http://mops.tse.com.tw)

Date: October 14, 2003

Title	Name	No. of Shares Held Preceding Month	No. of Shares Held This Month	Balance of Pledged Shares for Preceding Month	Balance of Pledged Shares for This Month
Chairman & Director	Kuo, Shiuan-Yu	457,260	457,260	0	0
Director	Chang, Yung-Fa	151,917,721	151,917,721	0	0
Director	Chang, Kuo-Hua	191,286,804	191,286,804	0	0
Director	Falcon Investment Services Ltd.	107,343,374	107,343,374	0	0
Director	Chang, Ming-Bo	548,796	548,796	0	0
Total		451,553,955	451,553,955		
Supervisor	Falcon Investment Services Ltd.	107,343,374	107,343,374	0	0
Supervisor	Evergreen Int'l S.A.	269,194,545	269,194,545	251,205,237	251,205,237
Total		376,537,919	376,537,919		
President	Wang, Long-Shung	26,057	26,057	0	0
Executive Vice President	Huang, Shiun-Kwo	63,302	63,302	0	0
Executive Vice President	Chen, Jinn-Shyon	22,660	22,660	0	0
Executive Vice President	Owng, Rong-Jong	3,837	3,837	0	0
Executive Vice President	Shih, Cho-Yuan	0	0	0	0
Executive Vice President	Lu, Shui-Tien	14,291	14,291	0	0
Executive Vice President	Huang, Ching-Yun	3,136	3,136	0	0
Senior Vice President	Shiung, Ming-Tai	0	0	0	0
Senior Vice President	Peng, Chen-Hsiang	9,755	9,755	0	0
Senior Vice President	Wang, Chung-Jinn	2,140	2,140	0	0
Senior Vice President	Hsieh, Lin-An	29,580	29,580	0	0
Senior Vice President	Chen, Chih-Hung	1,337	1,337	0	0
Senior Vice President	Pu, Wei-Ping	0	0	0	0

Title	Name	No. of Shares Held Preceding Month	No. of Shares Held This Month	Balance of Pledged Shares for Preceding Month	Balance of Pledged Shares for This Month
Senior Vice President	Lou, Kian-Chuan	60,380	60,380	0	0
Senior Vice President	Hsieh, Huey-Chuan	20,157	20,157	0	0
Senior Vice President	Lin, Wen-Kuei	2,732	2,732	0	0
Senior Vice President	Hsu, Ta-Chung	31,581	31,581	0	0
Senior Vice President	Yang, Shyan-Ming	3,185	3,185	0	0
Senior Vice President	Kuo, Wen-Ben	64	64	0	0
Senior Vice President	Wang, Bao-Gen	368	368	0	0
Senior Vice President	Fang, Yu-Yen	6,573	6,573	0	0
Senior Vice President	Chang, Pen-Chi	0	0	0	0
Senior Vice President	Tsai, I-Jung	0	0	0	0
Senior Vice President	Chang, Cheng-Yung	0	0	0	0
Senior Vice President	Chen, Hsien-Hung	0	0	0	0
Major Shareholder	Evergreen Int'l S.A.	269,194,545	269,194,545	251,205,237	251,205,237

Minimum on number of shares held by all Directors – 107,343,887 shares

Minimum on number of shares held by all Supervisors – 10,734,388 shares

Whether percentage of shareholding this month by Directors and Supervisors meets statutory requirement？ Yes.

English Translation of Financial Statements Originally Issued in Chinese
EVERGREEN MARINE CORPORATION (TAIWAN) LTD.
BALANCE SHEETS
June 30, 2003 and 2002
(Expressed in New Taiwan Thousand Dollars)

ASSETS	June 30, 2003	June 30, 2002
CURRENT ASSETS		
Cash & cash equivalents (Note B & D1)	$1,572,822	$1,222,749
Short-term investments (net) (Note B & D2)	323,044	1,364,308
Notes receivable (Note B)	23	375
Accounts receivable (net) (Note B & D3)	2,365,856	1,961,364
Accounts receivable - related parties (Note B & D3 & E)	254,362	21,659
Other receivables (Note B & D4)	1,034,999	601,055
Other receivables - related parties (Note B & D4 & E)	1,517,063	1,562,496
Inventories (Note B & D5)	410,605	231,627
Prepayments	336,050	171,287
Deferred income tax assets (Note B & D20)	20,412	321,204
Restricted assets - current (Note F)	137,350	141,850
Other current assets (Note D6)	7,904,930	5,338,473
Total current assets	15,877,516	12,938,447
LONG-TERM INVESTMENTS (Note B & D7 & E & F)		
Long-term equity investments		
Under the equity method	37,175,944	31,641,175
Under the cost method	2,992,798	2,677,340
Long-term bond investments	500,000	-
Other long-term investments	312	312
Total long-term investments	40,669,054	34,318,827
PROPERTY,PLANT AND EQUIPMENT (Note B & D8 & E & F)		
Land	1,998,859	1,998,859
Buildings	1,355,934	1,355,934
Loading/discharging equipment	3,061,957	3,092,631
Computer equipment	200,617	158,840
Transportation equipment	16,322,461	13,886,529
Ships & equipment	9,877,935	16,905,665
Dock facilities	1,000,442	1,160,384
Office equipment	177,156	226,327
Costs and revaluation increments	33,995,361	38,785,169
Less: Accumulated depreciation	(23,188,570)	(26,209,139)
Prepayments for equipment	3,106	6,223
Total property,plant and equipment-net	10,809,897	12,582,253
INTANGIBLE ASSETS		
Deferred pension costs (Note B)	150,574	170,815
OTHER ASSETS		
Refundable deposits	39,514	51,384
Deferred charges (Note B)	266,755	246,608
Deferred income tax assets (Note B & D20)	38,152	-
Restricted assets - non-current (Note F)	365,687	30,064
Total other assets	710,108	328,056
TOTAL ASSETS	$68,217,149	$60,338,398

LIABILITIES & SHAREHOLDERS' EQUITY	June 30, 2003	June 30, 2002
CURRENT LIABILITIES		
Short-term loans (Note D9)	$2,257,165	$1,722,200
Short-term bills payable (Note D10)	1,149,644	1,349,788
Notes payable	22,819	16,941
Notes payable - related parties (Note E)	259	384
Accounts payable	1,104,233	674,661
Accounts payable - related parties (Note E)	403,031	254,291
Income taxes payable (Note B & Note D20)	56,233	-
Accrued expenses (Note B & D11)	1,799,324	2,081,661
Other payables - related parties (Note E)	4,234	1,277
Other payables	538,988	763,324
Long-term liabilities - current portion (Note D12)	2,919,519	5,519,826
Other current liabilities	849,408	387,078
Total current liabilities	11,104,857	12,771,431
LONG-TERM LIABILITIES		
Corporate bonds payable (Note D13)	9,500,000	8,720,000
Long-term loans payable (Note D14)	9,644,662	3,472,487
Total long-term liabilities	19,144,662	12,192,487
OTHER LIABILITIES		
Accrued pension liabilities (Note B)	67,021	68,804
Guarantee deposit received	85	-
Deferred income tax liabilities (Note B & D20)	-	83,912
Deferred credits	324,289	324,289
Total other liabilities	391,395	477,005
TOTAL LIABILITIES	30,640,914	25,440,923
CAPITAL STOCK (Note D15)		
Common stock	21,047,821	20,434,778
Stock dividends to be distributes	420,956	613,043
Total capital stock	21,468,777	21,047,821
CAPITAL SURPLUS (Note D16)		
Donated surplus	371	371
Long-term investments	1,816,035	1,332,329
Other	6,713	6,713
Total capital reserve	1,823,119	1,339,413
RETAINED EARNINGS		
Legal reserve	3,651,650	3,532,168
Special reserve	2,427,477	2,427,477
Unappropriated retained earnings	4,759,528	4,055,347
Total retained earnings	10,838,655	10,014,992
EQUITY ADJUSTMENTS		
Unrealized loss on market value decline of long-term equity investments	(23,906)	(11,655)
Cumulative translation adjustments	3,524,811	2,537,828
Charge to stockholders' equity	(35,477)	(16,317)
Deferred debits	(19,744)	(14,607)
Total equity adjustments	3,445,684	2,495,249
TOTAL STOCKHOLDERS' EQUITY	37,576,235	34,897,475
TOTAL LIABILITIES & SHAREHOLDERS' EQUITY	$68,217,149	$60,338,398

The accompanying notes are an integral part of the financial statements.
(Please refer to Diwan, Ernst &Young independent auditors' report dated August 8, 2003)

English Translation of Financial Statements Originally Issued in Chinese

EVERGREEN MARINE CORPORATION (TAIWAN) LTD.

STATEMENTS OF INCOME

For The Six Months Ended June 30, 2003 and 2002

(Expressed in New Taiwan Thousand Dollars except for Earnings Per Share)

	January 1 to June 30, 2003	January 1 to June 30, 2002
OPERATING REVENUES (Note B & D18 & E)	$16,293,360	$6,866,400
OPERATING COSTS (Note D19 & E)	(16,344,157)	(5,796,663)
GROSS (LOSS) PROFIT	(50,797)	1,069,737
OPERATING EXPENSES (Note D19 & E)	(1,239,084)	(1,414,491)
OPERATING LOSS	(1,289,881)	(344,754)
NON-OPERATING REVENUES AND INCOME		
Interest income (Note E)	44,332	34,439
Investment income recognized under the equity method	1,859,135	509,927
Dividends Income	25,556	29,056
Gain on disposal of assets (Note E)	402	-
Gain on disposal of investments	9,457	18,830
Rent income (Note E)	28,520	20,708
Gain on market price recovery of short-term investment (Note B)	47,172	-
Other income	106,853	33,447
Total non-operating revenues and income	2,121,427	646,407
NON-OPERATING EXPENSES AND LOSS		
Interest expenses	(559,202)	(549,964)
Other investment loss	-	(19,575)
Loss on disposal of assets	(7,469)	(1,370)
Foreign exchange loss (Note B)	(39,955)	(162,482)
Financial expenses	(32,077)	(27,868)
Other expenses	(833)	(15,697)
Total non-operating expenses and loss	(639,536)	(776,956)
INCOME (LOSS) BEFORE INCOME TAX	192,010	(475,303)
INCOME TAX BENEFITS (Note B & D20)	36,328	98,249
NET INCOME (LOSS)	$228,338	$(377,054)
BASIC EARNINGS (LOSS) PER SHARE (AFTER RETROACTIVE ADJUSTMENT) (in NT $) (Note B& D21)		
Income (Loss) before income tax	$0.09	$(0.22)
Net income (loss)	$0.11	$(0.18)

The accompanying notes are an integral part of the financial statements.

(Please refer to Diwan, Ernst &Young independent auditors' report dated August 8, 2003)

English Translation of Financial Statements Originally Issued in Chinese

EVERGREEN MARINE CORPORATION (TAIWAN) LTD.

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

For The Six Months Ended June 30, 2003 and 2002

(Expressed in New Taiwan Thousand Dollars)

Items	Capital Stock	Stock dividends to be distributes	Capital Surplus	Retained Earnings: Legal reserve	Retained Earnings: Special reserve	Retained Earnings: Unappropriated retained earnings	Unrealized loss on market value decline of long-term equity investments	Cumulative translation adjustments	Charge to stockholders' equity	Deferred credits (debits)	Total
Balance , January 1, 2002	$20,434,778	$-	$1,442,835	$3,361,464	$2,427,477	$5,761,839	$(67,576)	$3,301,569	$(4,487)	$(141,533)	$36,516,36
Appropriation of prior years' earnings:											
Legal reserve				170,704		(170,704)					-
Stock dividend		613,043				(613,043)					-
Cash dividend						(613,043)					(613,04
Bonuses for employees						(40,000)					(40,00
Capital surplus from gain on disposal of assets transferred into retained earnings			(12,719)			12,719					-
Adjustments due to long-term equity investments:											
Adjustments on captial surplus due to changes on proportion of holding shares			(330)								(33
Captial surplus from investees' overdue dividends payable			396								396
Captial surplus from gain on disposal of assets transferred into retained eurings			(94,633)			94,633					-
Adjustments due to investee's consolidation			3,864								3,864
Unrealized loss on market value decline of long-term equity investments							55,921				55,921
Cumulative translation adjustments								(763,741)			(763,741
Net loss not recognized as pension costs									(11,830)		(11,830
Adjustments on deferred credits										126,926	126,926
Net loss for the six months ended June 30, 2002						(377,054)					(377,054
Balance, June 30, 2002	$20,434,778	$613,043	$1,339,413	$3,532,168	$2,427,477	$4,055,347	$(11,655)	$2,537,828	$(16,317)	$(14,607)	$34,897,475
Balance, January 1, 2003	$21,047,821	$-	$1,824,709	$3,532,168	$2,427,477	$5,532,584	$(35,671)	$3,150,628	$(63,698)	$25,943	$37,441,961
Appropriation of prior years' earnings:											
Legal reserve				119,482		(119,482)					-
Stock dividend		420,956				(420,956)					-
Cash dividend						(420,956)					(420,956
Bonuses for employees						(40,000)					(40,000
Adjustments due to long-term equity investments:											
Adjustments on captial surplus due to changes on proportion of holding shares			(1,590)								(1,590
Unrealized loss on market value decline of long-term equity investments							11,765				11,765
Cumulative translation adjustments								374,183			374,183
Adjustments on deferred credits										(45,687)	(45,687
Net loss not recognized as pension costs									28,221		28,221
Net income for the six months ended June 30, 2003						228,338					228,338
Balance, June 30, 2003	$21,047,821	$420,956	$1,823,119	$3,651,650	$2,427,477	$4,759,528	$(23,906)	$3,524,811	$(35,477)	$(19,744)	$37,576,235

The accompanying notes are an integral part of the financial statements.

(Please refer to Diwan, Ernst &Young independent auditors' report dated August 8, 2003)

English Translation of Financial Statements Originally Issued in Chinese

EVERGREEN MARINE CORPORATION (TAIWAN) LTD.

STATEMENTS OF CASH FLOWS

For The Six Months Ended June 30, 2003 and 2002

(Expressed in New Taiwan Thousand Dollars)

	January 1 to June 30, 2003	January 1 to June 30, 2002
NET CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income (loss)	$228,338	$(377,054)
Adjustments to reconcile net income (loss) to net cash used in operating activities:		
Depreciation	992,589	1,256,451
Amortization	27,480	6,319
Depreciation of dock facilities attribute to operating costs	91,444	84,917
Amortization of deferred charges transferred to others	14,794	29,916
Loss on disposal of property, plant and equipment	7,067	1,370
Investment income under the equity method over cash dividends	(1,831,635)	(370,913)
Gain on disposal of investments	(9,457)	(18,830)
(Recovery from) Loss on decline in value of short-term investments	(47,172)	19,575
Decrease in short-term investments	1,848,186	685,476
Decrease (Increase) in notes and accounts receivable	1,219,912	(103,617)
Decrease (Increase) in other receivables	937,273	(541,894)
Decrease (Increase) in inventories	8,750	(47,991)
Decrease (Increase) in prepayments	5,240	(10,313)
Net increase in agent accounts	(1,595,990)	(897,712)
Increase in agency reciprocal accounts	(5,029)	(14,761)
Decrease in restricted assets	2,809	39,891
(Increase) Decrease in other current assets	(17,188)	26,469
Decrease (Increase) in refundable deposits	591	(2,319)
Decrease in notes and accounts payable	(820,172)	(97,717)
Increase (Decrease) in income taxes payable	22,015	(79,452)
(Decrease) Increase in accrued expenses	(1,586,697)	115,622
Decrease (Increase) in other payables	(41,904)	(207,091)
Increase (Decrease) in accrued pension liabilities	7,436	(2,331)
Increase (Decrease) in guarantee deposit received	24	(61)
Changes on net deferred income tax assets and liabilities	(116,564)	(98,249)
Net cash used in operating activities	(657,860)	(604,299)
NET CASH FLOWS FROM INVESTING ACTIVITIES:		
Purchases of long-term investments	(502,192)	(2,130,034)
Proceeds from disposal of long-term investments	48,043	-
Purchases of property, plant and equipment	(385,279)	(194,561)
Proceeds from disposal of property, plant and equipment	1,136,616	11
Increase in deferred charges	(42,614)	(32,737)
Net cash provided by (used in) investing activities	254,574	(2,357,321)
NET CASH FLOWS FROM FINANCING ACTIVITIES:		
Increase in short-term loans	490,165	371,200
(Decrease) Increase in short-term bills payable	(900,067)	590,391
(Decrease) Increase in corporate bonds payable	(1,000,000)	1,550,000
Increase (decrease) in long-term bank loans	3,449,886	(1,230,369)
Decrease in other long-term borrowings	(2,492,053)	(485,628)
(Decrease) Increase in restricted assets	(331,991)	29,938
Bonuses for employees	-	(40,000)
Net cash (used in) provided by financing activities	(784,060)	785,532
Net decrease in cash and cash equivalents	(1,187,346)	(2,176,088)
Cash and cash equivalents, beginning of the period	2,760,168	3,398,837
Cash and cash equivalents, end of the period	$1,572,822	$1,222,749
Supplemental disclosures of cash flows information:		
Cash paid during the period for interests	$585,896	$472,807
Less:capitalized interests	-	-
Cash paid during the period for interests without capitalized interests	$585,896	$472,807
Cash paid during the period for Income taxes	$1,071	$1,437
The financing activities which would not affect cash flows:		
Long-term liabilities payable due within one year	$2,919,519	$5,519,826
Stock dividends to be distributed	$420,956	$613,043

The accompanying notes are an integral part of the financial statements.

(Please refer to Diwan, Ernst &Young independent auditors' report dated August 8, 2003)

EVERGREEN MARINE CORPORATION (TAIWAN) LTD.
Notes to Financial Statements
June 30, 2003 and 2002
(Amounts are expressed in New Taiwan thousand dollars unless otherwise stated.)

A. INTRODUCTION

1. Established on September 25, 1968, Evergreen Marine Corporation (Taiwan) Ltd. (the "Company") is mainly engaged in domestic and international marine transportation, shipping agency services and distribution of containers.

2. The Company was approved by the Securities and Futures Commission (SFC), Ministry of Finance (MOF), to be a public company on November 2, 1982 and was further approved by the SEC to be a listed company on July 6, 1987. The Company's shares have been publicly traded on the Taiwan Stock Exchange since September 21, 1987. The Company had 1,412 and 1,152 employees as of June 30, 2003 and 2002, respectively.

B. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The financial statements are prepared in conformity with the "Guidelines for Preparation of Financial Reports by Securities Issuers " and the ROC GAAP. The significant accounting polices are summarized below.

1. Classification of current and non-current assets and liabilities

Current assets consist of cash and cash equivalents, short-term investments and other assets which are expected to be converted into cash, sold, or consumed within one year from the balance sheet date. Current liabilities consist payables, loans and other liabilities which, in the normal course of business, are to be paid back by current assets or other current liabilities within one year from the balance sheet date.

2. Cash and cash equivalents

Cash and cash equivalents are cash, unrestricted bank deposits and other highly liquid investments.

3. Short-term investments

Marketable securities are recorded at cost when acquired and are revalued by the lower of cost or market value method at the balance sheet date. The market value for listed equity securities is determined by the average closing prices occurred during the last month of the financial year. The market values for foreign stocks and domestic open-ended funds are determined by their closing prices and the net worth per share at the balance sheet date, respectively. Any loss on declines in market value is recorded as current non-operating loss.

4. Allowance for doubtful accounts

The allowance for doubtful accounts is provided based on the collectibility and aging analysis of notes and accounts receivable and other receivables.

5. Inventories

Fuel inventories are physically measured by the crew of each ship and reported back to the Head Office through telegraph for recording purpose at year-end. Valuation of inventories is based on the exchange rate prevailing at the end of the financial year.

6. Long-term equity investments

(1) Long-term equity investments are stated at historical cost and revalued at the end of the financial year. For the investee companies in which the Company holds less than 20% of the voting shares or over which the Company cannot exercise significant influence, the lower of cost or market value method is applied if the investees are listed companies. The unrealized loss resulting from the decline in market value of such investments is charged to stockholders' equity. If the investees are unlisted companies, the cost method is applied. When the loss in investment value is permanent and the possibility of a recovery in value is remote, the book value is adjusted and an investment loss is recognized accordingly.

(2) The equity method is applied where the Company holds more than 20% of the voting shares and can exercise significant influence over the investees. The difference between the investment cost and the stocks' net worth is amortized over five years on a straight-line basis. Any unrealized loss arising from the transactions between the Company and the invetees is eliminated.

(3) Foreign currency denominated financial statements of overseas subsidiaries and

investees are translated into New Taiwan dollars in accordance with the Statement of Financial Accounting Standards No.14, "Accounting for Foreign Currency Transactions and Translation of Foreign Financial Statements". The translation differences are recorded as "cumulative translation adjustments" under stockholders' equity.

(4) For the investee companies of which the Company holds more than 50% of the voting shares, the equity method is applied and the accounts of those investess are required to be consolidated into those of the Company. However, consolidation is not required when the investee's individual total assets or total operating revenues are less than 10% of the Company's respective unconsolidated amounts. Where the combined total assets or total operating revenues of all the investees not meeting the above consolidation requirement exceed 30% of the Company's respective unconsolidated amounts, consolidation is also mandatory for the investees whose individual total assets or total operating revenues exceed 3% of the Company's respective unconsolidated amounts unless the percentage falls below 20% in the future. In addition, according to the"Guidelines for Preparation of Financial Reports by Securities Issuers ", interim consolidated financial statements can be exempted.

7. Property, plant and equipment

(1) Property, plant and equipment are stated at cost plus capitalized interest. Expenditures incurred on major improvements or renewals that will increase the efficiency or prolong the useful life of fixed assets are capitalized. Other expenditures related to regular maintenance and repairs are treated as expenses. Gains or losses on disposal of fixed assets are credited to non-operating income or charged to non-operating losses in the year of disposal.

(2) Depreciation is calculated on a straight-line basis according to the respective fixed assets' useful life regulated by the Authority plus one year for residual value.

(3) For ships and equipment that are still in use after expiration of their useful life, provision for depreciation is made based on the original method after reassessing the useful life and the residual value. For other fixed assets that are still in use after expiration of their useful life, provision for depreciation is made based on the original method until the residual value falls below $3,000.

8. Deferred charges

Deferred charges refer to the expenses incurred on the use of container yards, issuance of corporate bonds, computer software and cable installation. The charges are amortized on a

straight-line basis over seven years for the use of container yards and the issuing period for corporate bond issuance with the rest being amortized over 2~3 years.

9. Estimation of accrued expenses at the end of the financial year

(1) Accrued expenses are recorded in accordance with the amounts supported by the original documents. In the absence of original documents, foreign port charges are estimated as per past records and year-end sailing schedules.

(2) Differences between the expenses actually incurred in the following year and the estimated accrued expenses are credited or charged to operating costs or expenses in the following year.

10. Pension plans

(1) The pension plans apply to all permanent employees. For the first fifteen years of service, two points are rewarded for each year of service. For service period exceeding 15 years, one point is rewarded for each year of service with a maximum of 45 points allowed. Pensions paid upon retirement are based on the service period and the average monthly salary of the six months prior to the approval of retirement. The Company's staff retirement and relief scheme was revised several times and was approved by the Taipei City Government. The main purpose of the revision is to allow the employees transferred to related companies to apply for pensions as retired employees.

(2) Pursuant to the letter (91) Fu-Lao-2-Tze 09132271100 issued by the Taipei City Government on May 22, 2002 and the letter (91) Cai-Pei-Kuo-Shui-Shen-1-Tze 091003376 issued by the National Tax Administration (NTA) of Taipei on May 31, 2002, the Company had revised the appropriation rate for pension reserve from 10.76% of the total monthly salary to 8.25% since March 2002. In addition, pursuant to the letter (92) Bei-Shi-Lao-2-Tze 09232103200 issued by the Taipei City Government and the letter (92) Cai-Pei-Kuo-Shui-Shen-1-Tze 0920046375 issued by the NTA of Taipei on May 13, 2003, the Company revised the appropriation rate for pension reserve from 8.25% of the total monthly salary to 9.6% starting from April 2003. The pension fund is deposited with the Central Trust of China in an exclusive account.

(3) In accordance with the Statement of Financial Accounting Standards No.18, "Accounting for Pensions", pension costs have been recognized based on the actuarial report since 1995. When preparing the interim financial statements, the minimum pension liability is not reassessed and only the net pension costs and the appropriated amount for the pension fund are adjusted based on the ending balance of prior period's minimum pension liability. Additionally, in accordance with the Statement of Financial Accounting Standards No.23, "Interim Financial Reporting and Disclosures", information on pensions is not disclosed in the interim financial reports.

11. Revenue recognition

Recognition of revenues is accounted for in accordance with the Statement of Financial Accounting Standards No.32, "Accounting for Revenue Recognition".

12. Income tax

(1) Income tax is estimated based on the taxable income for the current year. Difference between the estimated tax and the actual tax paid is recorded as an adjustment to income tax for the current year. An additional 10% tax is levied on unappropriated retained earnings, which is recorded as income tax expense for the year when the tax is levied.

(2) Inter-period and intra-period income taxes are allocated in accordance with the Statement of Financial Accounting Standards No.22, "Accounting for Income Taxes". Income tax effects arising from taxable temporary differences are recognized as deferred income tax liabilities. Income tax effects arising from deductible temporary differences, loss carryforwards and income tax credits are recognized as deferred income tax assets and a valuation allowance is provided based on the expected realizability of the deferred income tax assets.

(3) Income tax credits are accounted for in accordance with the Statement of Financial Accounting Standards No.12, "Accounting for Income Tax Credits". Tax credits are recognized in the year when the related expenditures are incurred.

13. Basic earnings per share

Basic earnings per share are calculated based on the net income (loss) attributed to common stockholders and the weighted average number of outstanding shares of common stock during the period. Any capital increase (reduction) through cash injection (withdrawal), treasury stock transactions or other factors that would cause a change in the number of outstanding shares all incorporated in the calculation on a weighted average basis according to the circulation period. Adjustments are made retroactively to the weighted average number of outstanding shares if there are any increase (decrease) in the number of outstanding shares which does not result in changes in the stockholders' percentage of equity interest.

14. Foreign currency transactions

Transactions are recorded in New Taiwan dollars. Transactions denominated in foreign currencies are converted into New Taiwan dollars at the exchange rate prevailing on the transaction date. Foreign currency denominated assets and liabilities are assessed at the balance sheet date based on the spot rate on that date. Unrealized gains / loss on foreign currency exchange are recorded as current gains/loss or as adjustment items under stockholders' equity in accordance with the Statement of Financial Accounting Standards No.14, "Accounting for Foreign Currency Transactions and Translation of Foreign Financial Statements".

15. Derivative financial instruments

(1) For foreign exchange forward contracts which hedge the exchange rate risk arising from foreign currency denominated liabilities, the difference between the spot rate and the contract rate is recorded as current exchange gain / loss. For those used for hedging exchange rate risk arising from foreign operating branches' net investments, the exchange difference is recorded as cumulative translation adjustment under stockholders' equity.

(2) For interest rate swap contracts entered into for hedging against fluctuations in interest rates, the resulting difference is credited or charged to the current interest expense.

(3) The difference resulting from the oil swap contracts used for hedging against fluctuations in oil prices is credited or charged to the current fuel expense.

C. CHANGES IN ACCOUNTING PRINCIPLES

None.

D. DETAILS OF SIGNIFICANT ACCOUNTS

1. Cash and cash equivalents

	June 30, 2003	June 30, 2002
Cash	$25,389	$11,878
Demand deposits	92,530	327,844
Checking account deposits	120,870	298,964
Foreign currency deposits	380,836	163,280
Time deposits (New Taiwan dollars)	15,250	70,000
Time deposits (foreign currencies)	919,126	317,758
Cash equivalents	11,627	-
Plus: Unrealized gain on foreign currency exchange	7,194	33,025
Total	$1,572,822	$1,222,749

2. Short-term investments (net)

	June 30, 2003	June 30, 2002
Equity securities	$107,980	$238,582
Notes and bills	17,415	-
Mutual funds	122,382	1,043,856
Government bonds	81,888	105,240
Corporate bonds	8,800	25,613
Subtotal	338,465	1,413,291
Less: Allowance for reduction of short-term investment to market	(15,421)	(48,983)
Net	$323,044	$1,364,308

The above short-term investments were not pledged as of June 30, 2003 and 2002.

3. Accounts receivable (net)

	June 30, 2003	June 30,2002
Non-related parties	$2,375,378	$1,994,594
Less: Unrealized loss on foreign currency exchange	(7,962)	(31,333)
Allowance for doubtful accounts	(1,560)	(1,897)
Subtotal	2,365,856	1,961,364
Related parties	254,362	21,659
Net	$2,620,218	$1,983,023

4. Other receivables

	June 30, 2003	June 30,2002
Non-related parties		
Accrued income	$42,243	$47,871
Tax refund receivable	63,630	27,380
Others	930,786	567,182
Less: Unrealized loss on foreign currency exchange	(1,660)	(41,378)
Subtotal	1,034,999	601,055
Related parties		
Agency accounts receivable	3,145	49,181
Accrued income	309,877	144,688
Others	1,207,758	1,368,627
Less: Unrealized loss on foreign currency exchange	(3,717)	-
Subtotal	1,517,063	1,562,496
Total	$2,552,062	$2,163,551

Please refer to Note E3 for details of the Company's financing activities with related parties.

5. Inventories

	June 30, 2003	June 30, 2002
Fuel inventories	$410,605	$231,627

6. Other current assets

	June 30, 2003	June 30, 2002
Agenct accounts	$7,806,551	$5,249,983
Agency reciprocal accounts	30,118	25,408
Temporary debits	68,261	63,082
Total	$7,904,930	$5,338,473

(1) Agency accounts:

The Company has signed contracts with foreign agents to deal with the port formalities related to foreign ports such as arrival and departure of ships, cargo loading, discharging and forwarding, collection of freight and payment of expenses incurred with foreign ports. The above transactions are booked in the agency accounts.

(2) Agency reciprocal accounts:

The Company has been appointed by Evergreen International S. A., Greencompass Marine S.A., Lloyd Triestino Di Navigazione S.P.A. and Hatsu Marine Limited as their agent to pay the petty cash required by their vessels, crew salaries and insurance premiums in Taiwan. The above transactions are booked in the agency reciprocal accounts.

7. Long-term investments

	June 30,2003	June 30, 2002
Long-term equity investments	$40,168,742	$34,318,515
Long-term bond investments	500,000	-
Other long-term investments	312	312
Total	$40,669,054	$34,318,827

(1) Long-term equity investments:

	June 30, 2003		June 30, 2002	
	Amount	Percentage of ownership (%)	Amount	Percentage of ownership (%)
Equity method:				
Peony Investment S. A.	$21,392,475	100.00	$17,053,643	100.00
Taiwan Terminal Services Co., Ltd.	75,767	55.00	86,947	55.00

Uniglory Marine Corporation	-	-	4,694,550	48.08
Charng Yang Development Co., Ltd.	353,821	40.00	333,442	40.00
Evergreen International Storage & Transport Corp.	7,207,957	39.74	2,062,817	31.03
Evergreen Security Co., Ltd	28,475	31.25	22,626	31.25
EVA Airways Corporation	8,117,449	24.86	7,381,706	25.33
Ever Reward Logistic Corporation	-	-	5,444	20.00
Subtotal	37,175,944		31,641,175	
Cost method:				
Dongbu Pusan Container Terminal Co., Ltd.	40,041	15.00	40,041	15.00
Power World Fund Inc.	50,000	5.68	50,000	5.68
Fubon Securities Finance Co., Ltd.	299,725	4.93	299,725	4.93
Fubon Securities Investment Trust Co., Ltd.	-	-	14,700	3.88
Taiwan HSR Consortium	1,250,000	2.53	1,250,000	2.53
Linden Technologies Inc.	15,372	2.53	15,372	2.53
Taiwan Fixed Network Corp.	1,000,000	1.08	1,000,000	1.08
Well Long Information Co., Ltd.	1,300	0.14	1,300	0.14
Subtotal	2,656,438		2,671,138	
Lower of cost or market value method:				
Central Reinsurance Corp.	325,782	9.29	6,202	0.20
Fubon Financial Holding Co., Ltd.	10,578	0.05	-	-
Less: Allowance for excess of cost over market value of long-term investments	-	-	-	-
Subtotal	336,360		6,202	
Total	$40,168,742		$34,318,515	

① The financial statements of the above investees accounted for under the equity method were audited by other auditors for the corresponding periods except Charng Yang Development Co., Ltd. The investment income for the six months ended June 30, 2003 and 2002 was $1,859,135 thousand and $509,927 thousand, respectively.

② Evergreen Container Terminal Corporation (EGCT) and Uniglory Marine Corporation (UGMC), the investees accounted for under the equity method, were merged with Evergreen International Storage and Transport Corporation (EITC) in March and November, 2002, respectively, with EITC being the surviving entity. The investment cost transferred to EITC's book was based on the book values of the two companies on

the effective merger dates. The Company's equity stake in EITC after the merger increases to 39.74%, which is still accounted for by the equity method.

③ The Company sold out all equity shares of Ever Reward Logistic Corporation to EITC in February, 2003. Please refer to Note E2.

④ 300,000 shares of Dongbu Pusan Container Terminal Co. Ltd. (DPCT), an investee accounted for under the cost method, were pledged by the Company as collaterals for DPCT's borrowings. Please refer to Note F for details.

(2) Long-term bond investments:

Item	Period	Interest rate at par value	June 30, 2003	June 30, 2002
Convertible bonds - EVA	Jun. 6, 2003~ Jun. 5, 2008	0%	$500,000	$-

On June 5, 2003, the Company's Board of Directors resolved to purchase the domestic unsecured convertible bonds issued by EVA Airways totally $500 million (face value). The convertible bonds were listed on the OTC market on June 10, 2003. As the investments in the above convertible bonds are held for long-term purposes, they are recorded under long-term bond investments and are accounted for by the lower of cost or market value method. Please refer to Note E2 for details.

(3) Other long-term investments:

The other long-term investments refer to the membership fee and service charges paid to Marshal Golf Country Club and are accounted for by cost method.

8. Property, plant and equipment (net)

	June 30, 2003		
	Cost	Accumulated depreciation	Balance
Land	$1,998,859	$-	$1,998,859
Buildings	1,355,934	283,761	1,072,173
Loading / discharging equipment	3,061,957	1,679,471	1,382,486
Computer equipment	200,617	135,503	65,114
Transportation equipment	16,322,461	12,189,587	4,132,874
Ships & equipment	9,877,935	8,767,038	1,110,897

Dock facilities	1,000,442	-	1,000,442
Office equipment	177,156	133,210	43,946
Subtotal	33,995,361	23,188,570	10,806,791
Prepayments for equipment	3,106	-	3,106
Total	$33,998,467	$23,188,570	$10,809,897

	June 30, 2002		
	Cost	Accumulated depreciation	Balance
Land	$1,998,859	$-	$1,998,859
Buildings and structures	1,355,934	256,355	1,099,579
Loading / discharging equipment	3,092,631	1,318,772	1,773,859
Computer equipment	158,840	114,210	44,630
Transportation equipment	13,886,529	10,951,719	2,934,810
Ships & equipment	16,905,665	13,395,799	3,509,866
Dock facilities	1,160,384	-	1,160,384
Office equipment	226,327	172,284	54,043
Subtotal	38,785,169	26,209,139	12,576,030
Prepayments for equipment	6,223	-	6,223
Total	$38,791,392	$26,209,139	$12,582,253

(1) Please refer to Note E2 and G for details of the fixed asset transactions and commitments with related parties. Please refer to Note F for details of the fixed assets pledged as collaterals.

(2) All the aforementioned ships and equipment have been insured based on the market value of each vessel or the requirement of the lending banks. The total insured amount as of June 30, 2003 and 2002 was US$80 million and US$225 million, respectively. In addition, the ships were also covered under the protection and indemnity insurance with GARD. The indemnity amount was unlimited except for oil pollution which was limited to US$1 billion as of June 30, 2003 and 2002.

(3) The Company's loading / discharging equipment has been covered with the general insurance for construction machinery with an insured amount of $1,142,303 thousand and $1,364,776 thousand as of June 30, 2003 and 2002, respectively. The fire insurance coverage for office equipment was $1,088,644 thousand and $1,615,201 thousand as of June 30, 2003 and 2002, respectively. Container facilities were insured with full coverage for US$406,730 thousand and US$386,518 thousand as of June 30, 2003 and 2002, respectively.

(4) The Company signed a construction contract with Kaohsiung Harbor Bureau to complete the

extension project of Pier No.116 of Kaohsiung Harbor. The Company is entitled to use the pier free of charge for 16 years commencing from the date of completion. At expiration of the 16-year period, the Company is obliged to return the pier to the Bureau but has the priority to lease the pier. The construction project was completed on January 1, 1992 and was booked as dock facilities which are depreciated on a straight-line basis over 16 years with charges to loading / discharging expenses.

(5) The Company signed a construction contract with Kaohsiung Harbor Bureau to complete the extension project of Pier No.79~81 of Kaohsiung Harbor. The Company is entitled to use the pier free of charge for 10 years commencing from the date of completion. At expiration of the 10-year period, the Company is obliged to return the pier to the Bureau but has the priority to lease the pier. The construction project was completed in the beginning of 2000 and was booked as dock facilities which are depreciated on a straight-line basis over 10 years with charges to loading / discharging expenses.

9. Short-term loans

	June 30, 2003		June 30, 2002	
Item	Interest rate(%)	Amount	Interest rate(%)	Amount
New Taiwan dollars	1.60~2.10	$2,050,000	2.30~4.25	$1,051,000
Foreign currencies	1.79~2.09	208,445	2.53~2.569	685,000
Less: Unrealized gain on foreign currency exchange		(1,280)		(13,800)
Total		$2,257,165		$1,722,200

The above short-term loans were all credit loans and were not secured with collaterals.

10. Short-term bills payable

June 30, 2003:

Guarantors	Period	Amount
Commercial papers payable:		
International Bills Finance Corp.	Jun.24.2003~ Jul.08.2003	$300,000
Chung Hsing Bills Finance Corp.	Jun.27.2003~ Jul.18.2003	100,000
Chung Hsing Bills Finance Corp.	Jun.06.2003~ Jul.17.2003	350,000
Taiwan Bills Finance Corp.	Jun.10.2003~ Jul.10.2003	200,000
Dah Chung Bills Finance Corp.	Jun.19.2003~ Jul.03.2003	200,000
Total		1,150,000
Less: Unamortized discounts on commercial papers		(356)
Net		$1,149,644

June 30, 2002:

Guarantors	Period	Amount
Commercial papers payable:		
Taiwan Bills Finance Corp.	Jun.27.2002~ Jul.11.2002	$200,000
E. Sun Bills Finance Corp.	Jun.27.2002~ Jul.04.2002	50,000
Fubon Bills Finance Corp.	Jun.27.2002~ Jul.04.2002	50,000
International Bills Finance Corp.	Jun.12.2002~ Jul.03.2002	550,000
Chung Hsing Bills Finance Corp.	Jun.26.2002~ Jul.03.2002	500,000
Total		1,350,000
Less: Unamortized discounts on commercial papers		(212)
Net		$1,349,788

(1) The above commercial papers were not secured with collaterals.

(2) The interest rate range on the above commercial papers was 1.50%~1.55% and 2.15%~2.60% for six months ended June 30, 2003 and 2002, respectively.

11. Accrued expenses

	June 30, 2003	June 30, 2002
Accrued expenses	$269,987	$454,680
Estimated accrued expenses	1,531,812	1,651,902
Less: Unrealized gain on foreign currency exchange	(2,475)	(24,921)
Total	$1,799,324	$2,081,661

The estimated accrued expenses refer to the estimation of the expenses to be incurred with the foreign agents and on the agency services rendered by the Company to the foreign marine transportation companies. The estimated accrued expenses as of December 31, 2002 were $3,075,337 thousand. As of June 30, 2003, $3,061,242 thousand had been reversed, equal to 99.54% of the total amount. The estimated accrued expenses as of December 31, 2001 were $1,508,359 thousand which was $1,819 thousand short, compared to the actual expenses incurred for 2002. The difference was recorded as an addition to the operating costs for 2002.

12. Long-term liabilities — current portion

	June 30, 2003	June 30, 2002
Corporate bonds payable	$720,000	$2,500,000
Long-term bank loans	2,199,519	1,224,524
Other long-term borrowings	-	1,795,302
Total	$2,919,519	$5,519,826

13. Corporate bonds payable

	June 30, 2003	June 30, 2002
Fourth unsecured corporate bonds	$-	$1,300,000
Fourth secured corporate bonds	-	1,200,000
Fifth unsecured corporate bonds	720,000	720,000
Sixth secured corporate bonds	2,500,000	2,500,000
Seventh secured corporate bonds	1,500,000	1,500,000
Eighth secured corporate bonds	1,500,000	1,500,000
Ninth secured corporate bonds	1,000,000	1,000,000
Tenth secured corporate bonds	1,500,000	1,500,000
Eleventh secured corporate bonds	1,500,000	-
Subtotal	10,220,000	11,220,000
Less: Due within one year	(720,000)	(2,500,000)
Net	$9,500,000	$8,720,000

Please refer to Tables 1 ~ 4 for details of the terms on the above corporate bonds.

14. Long-term loans payable

	June 30, 2003	June 30, 2002
Long-term bank loans	$9,644,662	$3,472,487
Other long-term borrowings	-	-
Total	$9,644,622	$3,472,487

(1) Long-term bank loans:

			June 30, 2003	June 30, 2002
Creditors	Type	Period	Amount	Amount
Bank of Taiwan	Secured	Dec. 23.1998~Dec. 23.2002	$-	$37,500
Bank of Taiwan	Secured	Dec. 29.1999~Feb. 23.2004	112,500	225,000
Bank of Taiwan	Secured	Oct. 20.1998~Oct. 20.2005	1,000,000	1,400,000
Bank of Taiwan	Secured	Jun. 28.2000~Feb. 06.2004	-	133,333
Bank of Taiwan	Secured	Jun. 24.2002~Jun. 24.2003	-	500,000
Bank of Taiwan	Secured	Dec. 17.2002~Aug. 6.2007	400,000	-
Bank of Taiwan	Secured	Mar. 07.2003~Aug. 6.2007	392,000	-
Chiao Tung Bank	Secured	Dec. 15.1995~ Dec.15.2002	-	3,546
Chiao Tung Bank	Secured	Apr. 21.1998~ Apr. 21.2005	113,800	170,700
Chiao Tung Bank	Secured	Jan. 31.2000~ Jan. 31.2007	290,880	363,600
Chiao Tung Bank	Secured	Jun. 26.2001~ Mar. 01.2008	363,600	400,000
The Sanwa Bank	Secured	Nov. 30.2000~Nov. 30.2002	-	50,000
The Bank of	Secured	Sep. 01.2000~Feb. 28.2003	165,832	165,832

Tokyo-Mitsubishi				
The Mizuho Corporate Bank	Secured	Sep. 30.2002~Mar. 31.2007	698,800	-
The Mizuho Corporate Bank	Secured	Nov. 29.2002~Mar. 31.2007	295,885	-
The Mizuho Corporate Bank	Secured	Mar. 31.2003~Mar. 31.2007	225,940	-
Taiwan Cooperative Bank	Secured	Jun. 24.2003~Jun. 24.2008	600,000	-
The Export-Import Bank of the Republic of China	Unsecured	Aug. 27.2002~Jun. 27.2007	360,000	-
Bank of Overseas Chinese	Unsecured	Nov. 28.2003~Nov. 28.2005	150,000	-
Bank of Taiwan	Unsecured	May 27.2002~May 27.2007	1,000,000	1,000,000
Bank of East Asia	Unsecured	Feb. 27.2003~Feb. 27.2006	300,000	-
Credit Lyonnais	Unsecured	Jun. 06.2003~Jun. 06.2008	500,000	-
Sunny Bank	Unsecured	Nov. 28.2002~Nov. 28.2005	190,000	-
Bank of Pan Shin	Unsecured	Sep. 03.2002~Sep. 03.2005	149,000	-
Chang Hwa Bank	Unsecured	Dec. 16.2002~Dec. 16.2007	345,000	-
International Bank of Taiepi	Unsecured	Mar. 15.2002~Mar. 15.2006	150,000	200,000
Land Bank of Taiwan	Unsecured	Dec. 19.2002~Dec. 19.2007	1,000,000	-
First Bank	Unsecured	Jun. 27.2003~Jun. 27.2008	2,500,000	-
Hua Nan Commercial Bank	Unsecured	Jul. 23.2002~Jul. 23.2007	500,000	-
Subtotal			11,803,237	4,649,511
Add: Unrealized loss on foreign currency exchange			40,944	47,500
Total			11,844,181	4,697,011
Less: Due within one year			(2,199,519)	(1,224,524)
Net			$9,644,662	$3,472,487

①The interest rate range on the above long-term bank loans was 1.790%~6.000% and 2.750%~6.225% for six months ended June 30, 2003 and 2002, respectively.

② Please refer to Note F for details of the collaterals pledged for the above long-term loans.

(2) Other long-term borrowings:

Guarantor	June 30, 2003	June 30, 2002
Note issuance facilities (NIF):		
Taishin International Bank	$-	$144,000
International Commercial Bank of China	-	324,000
Bank of Taiwan	-	252,000
Chang Hwa Commercial Bank	-	252,000
Taipei Bank	-	252,000
Hua Nan Commercial Bank	-	144,000
Bank of Overseas Chinese	-	144,000

Cathay United Bank	-	144,000
Industrial Bank of Taiwan	-	144,000
Subtotal	$-	$1,800,000
Less: Unamortized discounts on NIF	-	(4,698)
Subtotal	-	1,795,302
Less: Due within one year	-	(1,795,302)
Net	$-	$-

The above note issuance facilities are the medium- and long-term credit lines granted by the financial institutions. The Company can issue notes and bills within the credit limits on a revolving basis. The interests range was 2.109%~2.305% during the six months through June 30, 2002.

15. Capital stock

(1) As of June 30, 2002, the authorized capital of the Company was $21 billion and the paid-up capital was $20,434,778 thousand, divided into 2,043,478 thousand shares of common stocks with a par value $10 per share.

(2) On June 21, 2002, the stockholders passed a resolution to increase capital through capitalization of retained earnings and 61,304 thousand of new shares were issued accordingly, which totaled at $613,043 thousand with a par value of $10 per share. The Company's capital stock after the capital increase amounted to $21,047,821 thousand. The above capital increase was approved by the Securities and Futures Commission (SFC), Ministry of Finance (MOF) on July 9, 2002 as per letter of (91) Tai-Tasi-Chen No.0910137735 with the effective date of the capital increase set on August 6, 2002.

(3) As of June 30, 2003, the authorized capital of the Company was $21,180 million and the paid-up capital was $21,047,821 thousand, divided into 2,104,782 thousand shares of common stock with a par value $10 per share.

(4) On June 20, 2003, the stockholders passed a resolution to increase capital through capitalization of retained earnings and 42,096 thousand of new shares were issued accordingly, which totaled at $420,956 thousand with a par value of $10 per share. The Company's capital stock after the capital increase amounted to $21,468,777 thousand. The above capital increase was approved by the SFC on July 14, 2003 as per letter of (92) Tai-Tasi-Chen No.0920131469 with the effective date of the capital increase set on August 12, 2003.

16. Capital surplus

(1) Under the Company Law, capital surplus arising from share issue premium and endowments received by the company can be capitalized when companies do not incur losses but the annual amount capitalized cannot exceed 10% of the company's paid-in capital. The remainder can only be used to offset against losses. Additionally, pursuant to the Securities and Exchange Law and the Company Law, capitalization of the capital surplus is not allowed until the following year after the capital surplus is registered. Moreover, companies are not allowed to use the capital surplus to make up the losses, unless the legal reserve is insufficient to cover the loss.

(2) On June 21, 2002, the stockholders resolved to transfer the capital surplus of $12,719 thousand arising from gains on disposal of assets in and prior to 2000 to retained earnings.

17. Appropriation of retained earnings and dividend policy

(1) According to Article 26 of the Company's Articles of Incorporation, if there is any profit for a fiscal year, the Company should first make provision for income tax, and make up the losses from prior years, then appropriate 10% of the residual amount as legal reserve. Dividends should be proposed by the Board of Directors and resolved by the stockholders. Bonuses to employees should not be less than 1% and the remuneration to the directors and supervisors should not be more than 5% of the residual profit.

(2) Legal reserve:

Pursuant to the Company Law, the Company is required to set aside 10% of the annual net income as legal reserve until the amount of such reserve equals to the Company's paid-up capital. The legal reserve can only be used to offset against losses or increase capital, and cannot be distributed as dividends.

(3) Special reserve:

If there are any negative stockholders' equity items recorded by the Company during the year, such as unrealized losses on declines in market value of long-term equity investments and cumulative translation adjustments, the Company is required to set aside a special reserve from the current net income after tax with an amount equal to the total amount of the negative items. If the above negative items are reversed in the future, the reversed portion is allowed to be appropriated as earnings.

(4) As per the letter of (82) Tai-Tasi-Chen No.27614 issued by the Securities Exchange

Commission (SEC), Ministry of Finance, the acquisition cost of the building on Ming-Shen East Road, Taipei, which was purchased on June 30, 1992 from the related party, Evergreen Investment Corporation (merged with Evergreen International Corporation on September 23, 1992), was overstated by $1,470,133 thousand, compared to the price assessed according to the "principle for valuation of assets acquired under unusual transactions" set by the SEC. The overstated amount was retained as special reserve in accordance with Section 1, Article 41 of the Securities and Exchange Law.

(5) The Company is currently at the stable growth stage. To facilitate future expansion plans, dividends distributed to stockholders are in the form of both cash and stocks with the proportions set at 0~50% and 100~50%, respectively. To maintain the Company's earnings per share at a certain level and in consideration of the impact of stock dividends on the Company's financial performance, the proportions of cash and stock dividends would be adjusted to 100%~50% and 0~50%, respectively, if the estimated earnings per share for the year in which the dividends are distributed decrease by more than 20%, compared to the prior year.

(6) Appropriation of 2002's and 2001's earnings as resolved by the stockholders is set forth below on June 20, 2003 and June 21, 2002, respectively.

	Appropriated Amount	
	2002	2001
Legal reserve	$119,482	$170,704
Cash dividends for common stock	420,956	613,043
Stock dividends for common stock	420,956	613,043
Cash bonus to employees	40,000	40,000
Cash dividends per share (in dollars)	$0.20	$0.30
Stock dividends per share (in dollars)	0.20	0.30
Estimated earnings per share after distribution of employees bonus (in dollars)	0.49	0.77

18. Operating revenues

	January 1 to June 30, 2003	January 1 to June 30, 2002
Marine freight income	$15,361,029	$6,011,407
Ship rental income	803,692	687,037
Commission income	63,587	97,308

Agency service income	-	15,442
Others	65,052	55,206
Total	$16,293,360	$6,866,400

19. Expenses relating to employment, depreciation, depletion and amortization

Expenses relating to employment, depreciation, depletion and amortization for the six months ended June 30, 2003 and 2002 disclosed by function are as follows:

	January 1 to June 30, 2003		
	Operating Costs	Operating Expenses	Total
Employment			
Salaries and wages	$287,321	$222,232	$509,553
Labor and health insurance	12,645	21,230	33,875
Pension	23,048	31,532	54,580
Others	20,275	22,783	43,058
Total	$343,289	$297,777	$641,066
Depreciation	$404,994	$679,039	$1,084,033
Amortization	$-	$27,480	$27,480

	January 1 to June 30, 2002		
	Operating Costs	Operating Expenses	Total
Employment			
Salaries and wages	$214,133	$313,327	$527,460
Labor and health insurance	6,545	22,349	28,894
Pension	14,286	26,417	40,703
Others	12,214	19,485	31,699
Total	$247,178	$381,578	$628,756
Depreciation	$498,565	$842,803	$1,341,368
Amortization	$-	$6,319	$6,319

20. Income tax

(1) The income tax comprises the following:

	January 1 to June 30, 2003	January 1 to June 30, 2002
Income tax expense – current period	$-	$-
Less: Withholding tax	1,071	(1,438)
Tax refund receivable	(1,071)	(1,438)
Add: Withholding tax	1,071	1,438
Income tax assessed for tax-exempt ships in 1990	112,466	-
Adjustments for changes in tax estimates	(32,230)	-
Net change in deferred income tax liabilities and assets	(116,564)	(98,249)
Income tax benefits	$(36,328)	$(98,249)

(2) Deferred income tax assets and liabilities:

	June 30, 2003	June 30, 2002
(a) Total deferred income tax liabilities	$(565,107)	$(350,837)
(b) Total deferred income tax assets	$623,671	$588,129
(c) Deferred income tax assets and liabilities arising from temporary differences:		
Investment income accounted for by the equity method	$(1,252,294)	$(1,401,017)
Unrealized exchange gain	(913,391)	-
Unrealized exchange loss	81,649	221,780
Pension cost	(94,740)	(2,331)
Investment tax credit	286,496	532,683
Loss carryforwards	1,267,053	-
(d) Deferred income tax assets - current	$20,412	$321,787
Deferred income tax liabilities - current	-	(583)
Net deferred income tax assets - current	$20,412	$321,204
(e) Deferred income tax assets – non-current	$603,259	$266,342

Deferred income tax liabilities - non-current	(565,107)	(350,254)
Net deferred income tax assets (liabilities) - non-current	$38,152	$(83,912)

(3) Corporate income tax returns filed by the Company through 2000 have been assessed by the National Tax Administration.

(4) Imputation tax credit:

	June 30, 2003	June 30, 2002
Balance of imputation tax credit account (ICA)	$40,595	$6,227

	2003	2002
Estimated (actual) tax credit rate for individual stockholders	2.84%	0.53%

The above tax credit rate for individual stockholders is estimated for 2003 and actual for 2002.

(5) Unappropriated retained earnings:

	June 30, 2003	June 30, 2002
1997 and before	$4,103,552	$4,073,355
1998 and onwards	1,429,032	1,701,203
Total	$5,532,584	$5,774,558

The above unappropriated retained earnings are the cumulative unappropriated retained earnings accounted for in accordance with the Business Accounting Law. Therefore, net income for the six months ended June 30, 2003 and 2002 is not included.

(6)According to the related regulations, the funds invested in automation equipment, computerization, research and development, staff training, and important investment businesses are tax deductible. The governing regulations, deductible items, total deductible amounts, remaining balances of the deductible amounts and the final deductible years are summarized as follows:

Regulation	Deductible item	Total deductible amount	Remaining balance of deductible amount	Final deductible year
Statute for Upgrading Industries, Article 8	Important investment business	241,200	233,610	2004
Statute for Upgrading Industries, Article 6	Research and development	16,999	16,999	2004
Statute for Upgrading Industries, Article 6	Automation equipment	35,887	35,887	2004
Total		$294,086	$286,496	

21. Basic earnings (loss) per share

(In thousand shares)	January 1 to June 30, 2003	January 1 to June 30, 2002
Beginning balance of outstanding shares	2,104,782	2,043,478
Add: Capitalization of retained earnings for 2003	42,096	42,096
Add: Capitalization of retained earnings for 2002	-	61,304
Weighted average number of outstanding shares	2,146,878	2,146,878
Income (loss) before income taxes	$192,010	$(475,303)
Net income (loss)	$228,338	$(377,054)
Basic earnings (loss) per share (in dollars)		
Income (loss) before income taxes	$0.09	$(0.22)
Net income (loss)	$0.11	$(0.18)

E. RELATED PARTY TRANSACTIONS

1. Names of the related parties and their relationship with the Company:

Related parties	Relationship with the Company
Evergreen International S. A. (EIS)	Major stockholder of the Company
Taiwan Terminal Services Co., Ltd. (TTSC)	Subsidiary of the Company
Peony Investment S. A. (PEONY)	Subsidiary of the Company
Evergreen International Storage & Transport Corp. (EITC)	Investee company accounted for by the equity method

Uniglory Marine Corporation (UGMC) (Note 1)	Investee company accounted for by the equity method
EVA Airways Corporation (EVA)	Investee company accounted for by the equity method
Ever Reward Logistic Corporation (ERLC)	Investee company accounted for by the equity method
Evergreen Security Co., Ltd (ESRC)	Investee company accounted for by the equity method
Charng Yang Development Co., Ltd. (CYD)	Investee company accounted for by the equity method
Evervoyage Transport Co., Ltd. (ETC) (Note 2)	Investee company of the Company's major stockholder
Evergreen Konoike Construction Corporation (EKCC)	Investee company of the Company's major stockholder
Evergreen International Corporation (EIC)	Investee company of the Company's major stockholder
Evergreen State Transport Co., Ltd.	Investee company of the Company's major stockholder
Evergreen Star Transport Co., Ltd.	Investee company of the Company's major stockholder
Evergreen Airline Service Corporation (EAS)	Investee company of the Company's major stockholder
Tai Wha Checker Co., Ltd.	Indirect subsidiary of the Company
Vigor Enterprise S. A. (VIGOR)	Indirect subsidiary of the Company
Hatsu Marine Limited (HML)	Indirect subsidiary of the Company
PT. Multi Bina Transport (MBT)	Indirect subsidiary of the Company
Greencompass Marine S. A.(GMS)	Indirect subsidiary of the Company
Evergreen Heavy Industrial Co., (Malaysia) Sdn. Bhd. (EHIC(M))	Indirect subsidiary of the Company
Taranto Container Terminal S. P. A. (TCT)	Investee of Peony
Lloyd Triestino Di Navigazione S. P. A. (LT)	Investee of Peony
Evergreen Container Terminal (Thailand) (ECTT)	Investee of Peony
Gaining Enterprise S. A. (GESA)	Investee of EITC

Note 1: UGMC has been dissolved due to the merger with EITC on November 1, 2002.
Note 2: ETC has been dissolved due to the merger with EITC on May 1, 2003.

2. Major transactions with related parties:

(1) Operating revenues from related parties:

	January 1 to June 30, 2003		January 1 to June 30, 2002	
	Amount	% of total operating revenues	Amount	% of total operating revenues
EIC	$2,488,494	15.27	$238,950	3.48
LT	352,348	2.16	341,077	4.97
HML	46,143	0.28	12,615	0.19
EITC	24,986	0.16	1,835	0.03
GMS	21,023	0.13	36,416	0.53
EIS	19,797	0.12	37,321	0.54
UGMC	-	-	327,030	4.76

EVA	-	-	134	-
EKCC	-	-	11	-
Total	$2,952,791	18.12	$995,389	14.50

The terms on the above transactions with related parties are not materially different from those with non-related parties.

(2) Expenditures on services rendered:

	January 1 to June 30, 2003		January 1 to June 30,2002	
	Amount	% of total costs & operating expenses	Amount	% of total costs & operating expenses
EITC	$1,108,218	6.30	$120,488	1.67
GESA	1,053,383	5.99	-	-
LT	674,664	3.84	234,494	3.25
TTSC	289,307	1.64	113,412	1.57
GMS	282,681	1.61	-	-
EIC	128,789	0.73	36,046	0.50
EIS	57,433	0.33	-	-
Tai Wha Checker Co., Ltd.	57,088	0.32	-	-
Evergreen State Transport Co., Ltd.	31,865	0.18	14,636	0.20
Evergreen Star Transport Co., Ltd.	22,428	0.13	11,876	0.17
ESRC	20,793	0.12	20,211	0.28
EAS	2,147	0.01	2,328	0.03
EVA	1,443	0.01	1,439	0.02
CYD	7	-	-	-
UGMC	-	-	226,675	3.14
ETC	-	-	2,444	0.04
Total	$3,730,246	21.21	$784,049	10.87

The terms on the above transactions with related parties are not materially different from those with non-related parties.

(3) Property exchange:

A. Fixed assets

(a) Purchases from related parties

	Properties	January 1 to June 30, 2003	January 1 to June 30, 2002
EHIC(M)	Transportation equipment – containers	$205,671	$88,718
VIGOR	Transportation equipment – containers	113,450	92,401
EKCC	Dock facilities	-	1,000
Total		$319,121	$182,119

In line with the Company's operational requirements and its plan to adjust the supply of containers, the Company's Board resolved to purchase the above transportation equipment – containers under the contracts signed with EHIC(M) and VIGOR for manufacturing of containers. Payments were made at the end of the month following delivery of containers. All payments had been made as of June 30, 2003. Please refer to Notes E5 and G for details.

(b) Sales to related parties

		January 1 to June 30 2003		January 1 to June 30 2003	
	Properties	Selling price	Gain (Loss)	Selling price	Gain (Loss)
GMS	Ships and equipment	$1,136,101	$-	$-	$-
LT	Transportation equipment	451	402	-	-
EIC	Office equipment	26	-	-	-
EITC	Computer equipment	18	(128)	-	-
Total		$1,136,596	$274	$-	$-

In line with the rearrangement of the Company's shipping lines and fleet, the Board resolved to sell its ships, EVER GOODS, EVER GAINING, EVER GIVEN, EVER GUEST and EVER GENERAL, to GMS on March 11, 2003. The proceeds will be collected six months after the delivery of ships. As of June 30, 2003, no payments were received. The outstanding amount is recorded as other receivables.

B. Long-term investments

(a) Purchases from related parties

	Item	January 1 to June 30, 2003	January 1 to June 30, 2002
EVA	5,000 shares of convertible bond	$500,000	$-

On June 5, 2003, the Company's Board resolved to purchase the above convertible bonds issued by EVA. Payments on the bonds were paid up as of June 30, 2003.

(b) Sales to related parties

		January 1 to June 30, 2003		January 1 to June 30, 2002	
	Item	Selling Price	Gain	Selling Price	Gain
EITC	493,000 shares common stock of ERLC	$6,252	$85	$-	$-

Proceeds from the above sale were all received as of June 30, 2003.

(4) Lease

1) Rental income (which is recorded as non-operating income) from the operating premises and parking lots leased to related parties is as follows:

		January 1 to June 30,2003		January 1 to June 30, 2002	
	Items	Amount	% of total rental income	Amount	% of total rental income
EIC	Office buildings and container yards	$20,331	71.29	$9,200	44.43
TTSC	Container yards	1,638	5.74	160	0.77
EVA	Office buildings and container yards	1,418	4.97	1,418	6.85
Tai Wha Checker Co., Ltd.	Container yards	347	1.22	203	0.98
EITC	Container yards and warehouses	4,105	14.39	15	0.07
Total		$27,839	97.61	$10,996	53.10

2) Rental expenses (which are recorded as general and administrative expenses) on operating premises, parking lots and equipment leased from related parties are as follows:

		January 1 to June 30, 2003		January 1 to June 30, 2002	
	Items	Amount	% of total rental expenses	Amount	% of total rental expenses
EIC	Office Buildings	$14,413	91.63	$14,619	92.60
EITC	Office Building and reefer chassis	1,164	7.40	583	3.69
Total		$15,577	99.03	$15,202	96.29

3) The Company has succeeded the inshore marine freight business of UGMC and GESA. Due to this operation expansion, the Company rents vessels from related parties and the rental expenses are as follows:

	January 1 to June 30, 2003	
	Amount	% of total rental expenses
GESA	$1,039,588	36.17
EITC	440,799	15.34
Total	$1,480,387	51.51

(5) Accounts receivable from and accounts payable to related parties (No interest is charged except for GMS):

	June 30, 2003		June 30, 2002	
	Amount	% of account balance	Amount	% of account balance
Accounts receivable:				
EIC	$254,362	9.71	$-	-
UGMC	-	-	21,659	1.09
Total	$254,362	9.71	$21,659	1.09
Other receivables:				
GMS	$1,151,723	45.13	$579,707	26.79
EITC	175,239	6.87	48,578	2.25
EVA	120,887	4.74	330	0.02
EIC	45,993	1.80	8,692	0.40
EIS	22,826	0.89	28,643	1.32
TTSC	287	0.01	586	0.03
Tai Wha Checker Co., Ltd.	89	-	-	-
ESRC	19	-	13	-
UGMC	-	-	147,386	6.81
HML	-	-	12,759	0.59
LT	-	-	735,802	34.01
Total	$1,517,063	59.44	$1,562,496	72.22
Notes payable:				
EITC	$255	1.10	$-	-
EVA	4	0.02	384	2.22
Total	$259	1.12	$384	2.22

Accounts payable:				
EITC	$244,663	16.23	$109,343	11.77
TTSC	51,754	3.43	47,149	5.08
EIC	45,325	3.01	15,039	1.62
Evergreen State Transport Co., Ltd.	31,903	2.12	22,421	2.41
Evergreen Star Transport Co., Ltd.	16,561	1.10	17,457	1.88
Tai Wha Checker Co., Ltd.	8,982	0.59	-	-
ESRC	3,592	0.24	3,540	0.38
EVA	250	0.02	331	0.03
EAS	1	-	377	0.04
UGMC	-	-	37,735	4.06
ETC	-	-	899	0.10
Total	$403,031	26.74	$254,291	27.37

Other payables:				
EIC	$1,658	0.31	$-	-
GMS	1,372	0.25	-	-
EIS	822	0.15	1,134	0.15
HML	239	0.04	-	-
LT	143	0.02	143	0.02
Total	$4,234	0.77	$1,277	0.17

3. Financing activities with related parties:

The Company's related party, Greencompass Marine S.A., requested for financing from the Company for operation expansion and working capital requirement. The request was approved by the Board of Directors according to the Company's lending policy. As of June 30, 2003 an 2002, the balance of the loans amounted to US$0 and US$16,500 thousand, translated into NT$0 and NT$553,740 thousand, respectively, with an interest rate of SIBOR plus 40 basis points. The interest income for the six months ended 2003 and 2002 amounted to US$17,450 thousand and US$4,853 thousand, respectively. As of June 30, 2003 and 2002, interests receivable amounted to US$571 thousand and US$170 thousand (translated into NT$19,700 thousand and NT$5,674 thousand), respectively.

4. Endorsements and guarantees for related parties:

Endorsements and guarantees issued by the Company for related parties were as follows (in $'000):

	June 30, 2003		June 30, 2002	
GMS	USD	768,983	USD	915,463

PEONY	USD	100,600	USD	102,750
ECTT	USD	5,811	USD	5,811
TCT	ITL	60,000,000	ITL	60,000,000
TCT	EUR	47,909	EUR	26,009
HML	USD	98,732	USD	160,963
HML	GBP	110,016	GBP	-

5. Major contracts with related parties:

(1) There was a contract of management and consulting service between the Company and EIC. Fees were charged on an hourly basis or actual expenses incurred. The contract is effective from July 1, 1995 and is renewed once a year.

(2) The Company has an agency contract with EIC to act as an agent and conduct for canvassing shipping business, collection of freight and advanced payment of ports fees. Other receivables were $45,993 thousand and $8,692 thousand as of June 30, 2003 and 2002.

(3) The Company has agency contracts with related parties to pay petty cash on vessels , crew salaries and insurance premiums in Taiwan. The debit balances of the agent reciprocal account as of June 30, 2003 and 2002 are as follows:

	June 30, 2003	June 30, 2002
EIS	$7,315	$14,662
GMS	12,336	10,077
GESA	8,769	-
LT	-	7
HML	1,698	662
Total	$30,118	$25,408

(4) The Company has agency contracts with related parties as overseas agents to handle the Company's dealings with foreign ports such as port formalities, cargo loading, discharging and forwarding, collection of freight and advance payment of expenses. As of June 30, 2003 and 2002, the balances of the agency account before deducting the unrealized gain on foreign currency exchange are as follows:

① Debits of agent accounts:

	June 30, 2003	June 30, 2002
EIS	$-	$1,076,730
GMS	3,251,206	1,277,394
GESA	372,314	-
LT	2,608,852	428,046
HML	22,343	53,276
Total	$6,254,715	$2,835,446

② Credits of agent accounts

	June 30, 2003	June 30, 2002
EIS	$611,853	$-

(5) In line with the Company's operational requirement and its plan to adjust the supply of containers, on April 2, 2003, the Board resolved to purchase containers (recorded under transportation equipment) under the contracts signed with the related parties for manufacturing of containers. Details as of June 30, 2003 were as follows:

	Terms of contracts		Containers delivered		Container undelivered	
	Volume (Teu)	Total Price	Volume (Teu)	Price	Volume (Teu)	Price
EHIC(M)	10,000	USD13,675	3,380	USD4,650	6,620	USD9,025
VIGOR	10,000	11,912	2,200	2,570	7,800	9,342
Total		USD25,587		USD7,220		USD18,367

All of the containers purchased under the above-mentioned contracts are scheduled to be delivered by the end of 2003. The payments are required to be paid at the end of the month following the delivery of containers.

F. ASSETS PLEDGED

1. Long-term equity investments

	Book Value	
	June 30, 2003	June 30, 2002
Dongbu Pusan Container Terminal Co. Ltd.	$40,041	$-

2. Property, plant and equipment

	Book Value		
	June 30, 2003	June 30, 2002	Loan Type
Land	$1,800,093	$1,800,093	Long-term loans
Buildings	1,028,284	1,053,938	Long-term loans
Loading and discharging equipment	853,517	1,081,701	Long-term loans
Transportation equipment	1,358,866	382,819	Long-term loans
Ships and equipment	779,398	2,478,491	Long-term loans and corporate bonds
Total	$5,820,158	$6,797,042	

3. Restricted current assets

	June 30, 2003	June 30, 2002	Pledgee	Purpose
Certificate of deposit	$130,000	$135,000	Kaohsiung Harbor Bureau	Performance bond
Certificate of deposit	3,500	2,750	Military – Finance Department	Performance bond
Certificate of deposit	3,000	3,000	Tai-Power	Performance bond
Certificate of deposit	800	800	Keelung Customs Bureau	Performance bond
Certificate of deposit	50	50	Directorate General of Customs	Performance bond
Certificate of deposit	-	250	Keelung Customs Bureau	Performance bond
Total	$137,350	$141,850		

4. Restricted non-current assets

	June 30, 2003	June 30, 2002	Pledgee
Certificate of deposit	$339,000	$-	ICBC
Certificate of deposit	16,817	13,484	Commission of European Communities
Certificate of deposit	9,870	16,580	Artesia Bank
Total	$365,687	$30,064	

G. COMMITMENTS AND CONTINGENT LIABILITIES

1. Details of the letters of credit (L/C) issued by banks on behalf of the Company are as follows: (in $'000)

	L/C amount			
Guarantor	June 30, 2003		June 30, 2002	
ABN-AMRO Bank	USD	-	USD	-
Bank of America	USD	1,700	USD	5,658
Bank of America	EUR	426	EUR	407
Citibank	USD	2	USD	-

2. Endorsements and guarantees issued by the Company for third parties are as follows: (in $'000)

Companies receiving guarantee	June 30, 2003		June 30, 2002	
GMS	USD	768,983	USD	915,463
ECTT	USD	5,811	USD	5,811
PEONY	USD	100,600	USD	102,750
TCT	ITL	60,000,000	ITL	60,000,000
TCT	EUR	47,909	EUR	26,009
HML	USD	98,732	USD	160,963
HML	GBP	110,016	GBP	-
Island Equipment LLC	USD	10,683	USD	-

3. Evergreen International S. A., the original stockholder of the Company, sold some of its shares through issuance of global depository receipts (GDR). The issuance of GDRs was approved by the SEC on June 19, 1996 as per the letter (85)Tai-Cai-Zheng (1) No. 35410. On August 2, 1996, the GDRs were listed on the London Stock Exchange with the approval from the governing authority in U.K. The places of issuance were Asia, Europe and the US. The initial number of issued units was 5,449,592, representing 54,495,920 shares of the Company's common stock and the total issued amount was US$115 million at NT$50.50 per share. The number of supplementary issued units was 817,438 and the total GDRs issued amounted to US$115 million, representing 62,670,300 shares of the Company's common stock at NT$50.50 per share. Another 1,885,943 units, representing 18,859,461 shares of the Company's common stock, were issued during the period from 1997 to June 30, 2003. As of June 30, 2003, 5,676,327 units were redeemed and 2,476,646 units, representing 24,766,491 shares of the Company's common stock, were outstanding.

4. The Company was indicted for the disputes on processing of freight and bills of lading. The lawsuit was referred to the lawyer. As of June 30, 2003, the maximum amounts of compensation were NT$3,628 thousand and US$184 thousand, respectively. As the case was not yet finalized, it was difficult to estimate the amounts of compensation and thus, provision for the losses was not made.

5. In March 1991, the Company and the other 14 marine companies formed a union named FETTCSA with the aim of setting an accord on freight charges and other additional charges for Far European routes. The union was penalized a fine of EUR368 thousand by the Commission of European Communities (CEC) in 1992 as CEC considered that the union intended to monopolize the freight charges. The Company and the other union members did not agree with the charge and filed a lawsuit with the European Court in Luxemburg. To protect their rights, CEC requested the Company to issue a letter of credit with the same amount of the penalty and pledge time deposits as collaterals during the trial period.

6. As of June 30, 2003, details of the contracts entered into by the Company to purchase containers to meet the Company's operational requirement and adjust the supply of containers are as follows:

	Terms of contracts		Containers delivered		Containers undelivered	
	Volume (Teu)	Total Price	Volume (Teu)	Price	Volume (Teu)	Price
EHIC(M)	10,000	USD13,675	3,380	USD4,650	6,620	USD9,025
VIGOR	10,000	11,912	2,200	2,570	7,800	9,342
China International Marine Containers (Group) Co., Ltd.	10,000	11,898	1,000	1,168	9,000	10,730
Total		USD37,485		USD8,388		USD29,097

All of the containers are scheduled to be delivered by the end of 2003. Payments on the containers are required to be made at the end of the month following the delivery of containers.

7. To meet the Company's cash requirements for repayments of medium-term loans and reduce interest cost, in June 2003, the Company's Board resolved to issue its first zero coupon unsecured domestic convertible bonds of $4 billion for a period of 5 years in the second half 2003. The bonds are proposed to be listed on the OTC market and will be issued at par. During the 30-day period prior to the end of the third year, the bondholders may execute their right to resell the bonds at an annual yield of 0.2%. The interest premium is computed at 0.6% of the face value, compounded annually. The bonds will be redeemed at maturity based on the face value.

8. The Company schedules to subscribe Peony's shares issued due to capital increase, totally $1 billion in December 2003.

H. SIGNIFICANT DISASTER LOSSES

None.

I. SIGNIFICANT SUBSEQUENT EVENTS

In July, 2003, the Company invested $160 million in Taipei Port Container Terminal Corp., representing 20% of equity interest, and subscribed the shares of Central Reinsurance Corporation issued due to capital increase, totaling $49,062 thousand.

J. OTHER

1. Derivative financial instruments

(1) The contract amount (nominal principal amount) and credit risk (in $'000)

Financial instruments	June 30, 2003 Nominal principal (Contract amount)		Credit risk	June 30, 2002 Nominal principal (Contract amount)		Credit risk
Interest rate swap	EUR	25,000	-	USD	24,000	-
	NTD	2,384,000	-	NTD	1,500,000	-
Cross currency swap	NTD	1,216,250	-		-	-
Foreign exchange option	USD	67,000	-		-	-
	EUR	3,000	-		-	-
	JPY	347,000	-		-	-
Oil swap	USD	4,250	-	USD	8,548	-

The above credit risk represents the possible loss that will be incurred by the Company in the event that the counter-parties default. The counter-parties of the Company are all credible banks and thus, credit risk is assessed to be remote.

(2) Market risk

Interest rate swaps, cross currency swaps, foreign exchange options and oil swaps are used to hedge against fluctuations in interest rates, exchange rates and oil prices and thus, the market risk is offset against each other.

(3) Liquidity risk, and the amount, timing and uncertainty of future cash requirements

The Company's working capital is assessed to be adequate and thus, there is no funding risk. In addition, the interest rates, exchange rates and prices are fixed. Therefore, cash flow risk is remote.

(4) The strategy of holding derivative financial instruments

Derivative financial instruments are used for non-trading purposes. Interest rate swaps , cross currency swaps and foreign exchange options are used to hedge against fluctuations in interest rates and exchange rates, whereas oil swaps are used to hedge

fluctuations in oil prices and control the cost within tolerable limits. The aim of the hedging strategy is to hedge most of the market risk.

(5) Disclosure of derivative financial instruments on financial statements

a. Interest rate swaps:

Contracts are settled based on the differential between the spot interest rate and contract interest rate, which is charged to interest expense on vessels.

b. Cross currency swaps:

The Company records the difference between the spot exchange rate and the contract rate as exchange gain/loss at maturity.

c. Foreign exchange options:

The Company has actual position on derivative financial instruments. Full settlements are conducted at expiration. Difference between the spot exchange rate and contract rate is charged to exchange gain / loss.

d. Oil swaps:

Contracts are settled based on the difference between the spot oil price and the contract price, which is charged to fuel expense.

(6) Financial instruments held to hedge the commitments for expected transactions

Oil swaps are used to fix the oil price within tolerable limit for future oil usage.

2. Fair value of financial instruments

	June 30, 2003		June 30, 2002	
Non-derivative financial instruments	Carrying value	Fair value	Carrying value	Fair value
Assets				
Cash and cash equivalents	$1,572,822	$1,572,822	$1,222,749	$1,222,749
Short-term investments	323,044	336,038	1,364,308	1,364,308
Notes and accounts receivable	5,172,303	5,172,303	4,146,949	4,146,949
Long-term equity investments	40,168,742	40,284,954	34,318,515	34,376,596

Long-term bond investments	500,000	524,350	-	
Guarantee deposits paid	39,514	39,514	51,384	51,3
Restricted assets	503,037	503,037	171,914	171,9
Liabilities				
Short-term loans	2,257,165	2,257,165	6,492,313	6,492,3
Short-term notes and bills payable	1,149,644	1,149,644	1,349,788	1,349,7
Notes and accounts payable	3,929,121	3,929,121	3,792,539	3,792,5
Corporate bonds payable (including current portion)	10,220,000	10,220,000	11,220,000	11,220,0
Long-term loans (including current portion)	11,844,181	11,844,181	6,492,313	6,492,3
Guarantee deposits received	85	85	-	
Derivative financial instruments				
Interest rate swap	-	USD(2,713)	-	(414,4
Cross currency swap	-	USD35	-	
Foreign exchange option	-	USD(194)	-	(35,9
Oil swap	-	USD435	-	(3,3

The methods and assumptions used to estimate the fair values of the Company's financial instruments are summarized below.

(1) Fair values of the short-term financial instruments are estimated to be equal to their carrying values. As maturity of these instruments is short, it is reasonable that their fair values equal their carrying values. This method is applied to cash and cash equivalents, notes and accounts receivable, guarantee deposits paid, restricted assets, short-term loans, short-term notes and bills payable, notes and accounts payable and guarantee deposits received.

(2) Fair values of marketable securities equal the quoted market prices, if available. If the quoted market prices are not available, fair values are estimated using financial information or other information.

(3) Fair values of long-term loans are estimated based on the present values of future cash flows. The discount rate is based on the interest rate of a similar long-term loan with similar maturity.

(4) Fair values of corporate bonds payable equal the quoted market prices, if available. If the

quoted market prices are not available, fair values are estimated using financial information or other information.

(5) Fair values of derivative financial instruments are estimated to be equal to the amount that should be received or paid if the contracts are settled at the balance sheet date. Unrealized gains / losses on the outstanding contracts are normally included in the estimation. Quoted prices from the financial institutions are used as a reference for estimation of the derivative financial instruments' fair values.

3. To facilitate comparison between the financial statements for the six months ended 2003 and 2002, some of the accounts were reclassified.

K. SUPPLEMENTARY DISCLOSURES

1. Information on major trade events

(1) Loans to third parties as of June 30, 2003: Please see Table 5.

(2) Endorsements and guarantees provided to third parties as of June 30, 2003: Please see Table 6.

(3) Ending balance of marketable securities held by the Company as of June 30, 2003: Please see Table 7.

(4) Cumulative buying or selling of one specific security exceeding the lower of NT$100 million or 20 percent of the Company's capital stock: Please see Table 8.

(5) Acquisition of real estate properties with an amount exceeding the lower of NT$100 million or 20 percent of the Company's capital stock: Please see Table 9.

(6) Disposal of real estate properties with an amount exceeding the lower of NT$100 million or 20 percent of the Company's capital stock: Please see Table 10.

(7) Purchases from or sales to related parties exceeding the lower of NT$100 million or 20 percent of the Company's capital stock: Please see Table 11.

(8) Receivables from related parties exceeding the lower of NT$100 million or 20 percent of the Company's capital stock: Please see Table 12.

(9) Financial derivative transactions: Please see Notes J1 and J2.

2. Information on the investees

(1) Disclosure of the information on the investees over which the Company can directly or indirectly exercise significant influence or in which the Company has controlling power: Please see Tables 13, 13-1 and 13-2.

(2) Disclosure of the major trade events engaged in by the investees in which the Company has direct or indirect controlling power:

(a) Loans to third parties as of June 30, 2003: Please see Table 5-1.

(b) Endorsements and guarantees provided to third parties as of June 30, 2003: Please see Table 6-1.

(c) Ending balance of marketable securities held by the investees as of June 30, 2003: Please see Table 7-2.

(d) Cumulative buying or selling of one specific security exceeding the lower of NT$100 million or 20 percent of the respective investee's capital stock: None.

(e) Acquisition of real estate properties with an amount exceeding the lower of NT$100 million or 20 percent of the respective investee's capital stock: None.

(f) Disposal of real estate properties with an amount exceeding the lower of NT$100 million or 20 percent of the respective investee's capital stock: None.

(g) Purchases from or sales to related parties exceeding the lower of NT$100 million or 20 percent of the respective investee's capital stock: None.

(h) Receivables from related parties exceeding the lower of NT$100 million or 20 percent of the respective investee's capital stock: Please see Table 12.

(i) Derivative financial instruments: None.

3. Information on Mainland China investments

(1) Names of the investees in Mainland China and their core businesses, capital stock, investment methods, funds remitted in / out, percentage of ownership, investment gains / losses, ending balances of the investments' book values, investment gains remitted back to Taiwan and quota of investments in Mainland China: Please see Table 14.

(2) Direct or indirect transactions with the related parties in Mainland China:

(a) Amounts and percentages of purchases and related payables: None.

(b) Amounts and percentages of sales and related receivables: None.

(c) Amounts of property exchange and the resulting gains / losses: None.

(d) Endorsements and guarantees for notes and bills, and collaterals pledged: None.

(e) The highest and ending balances of financing, the associated interest rates and total interest expenses for the current period: None.

(f) Other transactions with significant influence on the current gains / losses or financial conditions, such as services provided or received: None.

L. SEGMENT INFORMATION

Not applicable to the interim financial statements.

Evergreen Marine Corporation (Taiwan) Ltd.

Summary of Terms on Corporate Bonds

June 30, 2003

Table 1

Type of corporate bonds	Fifth unsecured corporate bonds	Sixth secured corporate bonds
Date of issuance	A Bonds: Dec. 14, 1998 ~ Dec. 29, 1998 B Bonds: Dec. 14, 1998 ~ Dec. 23, 1998	July 15, 1999
Face value	NT$1,000,000	NT$1,000,000
Place of issuance	None	None
Issue price	Market price	Market price
Total issued amount	NT$1,000,000,000	NT$2,500,000,000
Interest rate	B Bonds : 7.00%	6.02%
Period	5 years	5 years
Maturity	Dec. 23, 2003	July 15, 2004
Guarantor	None	Taiwan Cooperative Bank Internaitonal Commercial Bank of China First Commercial Bank Bank of Taiwan
Trustee	Taipei Bank	Taipei Bank
Underwriter	Grand Cathay Securities Corp.	Capital Securities Corp.
Lawyer	Chens Law and Patent Office	Chens Law and Patent Office
Certified public accountant	J. T. Lai & Co., CPAs	J. T. Lai & Co., CPAs
Principal repayment	Principals of A and B bonds are both repaid at maturity based on the face value.	Principals of A, B, C and D bonds are all repaid at maturity based on the face value.
Interest payment	Interest is paid annually.	Interest is paid semi-annually.
Balance of unpaid principal	NT$720,000,000	NT$2,500,000,000
Clause on redemption or early prepayment	None	None
Restricted clause	None	None

Evergreen Marine Corporation (Taiwan) Ltd.

Summary of Terms on Corporate Bonds

June 30, 2003

Table 2

Type of corporate bonds	Seventh secured corporate bonds	Eighth secured corporate bonds
Date of issuance	November 9, 2000	December 13, 2001
Face value	NT$1,000,000	NT$1,000,000
Place of issuance	None	None
Issue price	Market price	Market price
Total issued amount	NT$1,500,000,000	NT$1,500,000,000
Interest rate	5.145%	2.600%
Period	5 years	5 years
Maturity	November 9, 2005	December 13, 2006
Guarantor	Chiao Tung Bank Taiwan Cooperative Bank Taipei Bank	Taiwan Cooperative Bank Bank of Taiwan
Trustee	Bank of Taiwan	United World Chinese Commercial Bank
Underwriter	Fuh-Hwa Securities Co., Ltd.	Polaris Securities Corp.
Lawyer	Chens Law and Patent Office	Chens Law and Patent Office
Certified public accountant	Diwan, Ernst & Young	Diwan, Ernst & Young
Principal repayment	Principals of A, B and C bonds are all repaid at maturity based on the face value.	Principals of A and B bonds are both repaid at maturity based on the face value.
Interest payment	Interest is paid annually.	Interest is paid annually.
Balance of unpaid principal	NT$1,500,000,000	NT$1,500,000,000
Clause on redemption or early prepayment	None	None
Restricted clause	None	None

Evergreen Marine Corporation (Taiwan) Ltd.

Summary of Terms on Corporate Bonds

June 30, 2003

Table 3

Type of corporate bonds	Ninth secured corporate bonds	Tenth secured corporate bonds
Date of issuance	May 14, 2002 ~ May 17, 2002	June 13, 2002 ~ June 20, 2002
Face value	NT$1,000,000	NT$1,000,000
Place of issuance	None	None
Issue price	Market price	Market price
Total issued amount	NT$1,000,000,000	NT$1,500,000,000
Interest rate	3.400%	3.900%
Period	5 years	5 years
Maturity	May 14, 2007 ~ May 17, 2007	June 13, 2007 ~ June 20, 2007
Guarantor	Hua Nan Commercial Bank	Bank of Taiwan
Trustee	Bank of Taiwan	United World Chinese Commercial Bank
Underwriter	National Investment Trust Co., Ltd. KGI	National Investment Trust Co., Ltd. KGI Yuanta Core Pacific Securities
Lawyer	Chens Law and Patent Office	Chens Law and Patent Office
Certified public accountant	Diwan, Ernst & Young	Diwan, Ernst & Young
Principal repayment	Principals of A, B, C and D bonds are all repaid at maturity based on the face value.	Principals of A, B, C, D, E and F bonds are all repaid at maturity based on the face value.
Interest payment	Interest is paid annually.	Interest is paid annually.
Balance of unpaid principal	NT$1,000,000,000	NT$1,500,000,000
Clause on redemption or early prepayment	None	None
Restricted clause	None	None

Evergreen Marine Corporation (Taiwan) Ltd.

Summary of Terms on Corporate Bonds

June 30, 2003

Table 4

Type of corporate bonds	Eleventh secured corporate bonds
Date of issuance	A Bonds: June 2, 2003 ~ June 6, 2003 B Bonds: June 3, 2003~ June 5, 2003
Face value	NT$5,000,000
Place of issuance	None
Issue price	Market price
Total issued amount	NT$1,500,000,000
Interest rate	A Bonds:1.47% B Bonds:4%-LIBOR of June
Period	5 years
Maturity	June 2, 2008 ~ June 6, 2008
Guarantor	Bank of Taiwan Land Bank
Trustee	Internaitonal Commercial Bank of China
Underwriter	Fuh-Hwa Securities Co., Ltd. Citi Securities Corp.
Lawyer	Chens Law and Patent Office
Certified public accountant	Diwan, Ernst & Young
Principal repayment	Principals of A and B bonds are all repaid at maturity based on the face value.
Interest payment	A bonds Interest is paid annually. B bonds Interest is paid semi-annually.
Balance of unpaid principal	NT$1,500,000,000
Clause on redemption or early prepayment	None
Restricted clause	None

Evergreen Marine Corporation (Taiwan) Ltd. and its Subsidiaries

Loans to Third Parties

January 1 to June 30, 2003

Table 5

(in $'000)

Lender	Borrower	Account	Highest balance	Ending balance	Interest rate	Yearly amount of sales to (purchases from) the borrower	Reason for short-term financing	Allowance for doubtful accounts	Collateral		Limit on loans to a specific party (Note 1)	Limit on loans to third parties (Note 2)
									Type	Value		
Evergreen Marine Corporation (Taiwan) Ltd.	Greencompass Marine S. A.	Other receivables	USD81,000	USD-	1.65%~1.8725%	$-	Working capital requirement	$-	-	$-	NTD7,545,131	NTD15,090,263

Note:

1. According to the Company's lending policy, the total amount of loans granted to a specific party should not exceed 20% of the Company's net worth stated in the latest financial statements. The calculation is as follows:

   NT$37,725,657 thousand * 20% = NT$7,545,131 thousand

2. According to the Company's lending policy, the total amount of loans granted to third parties should not exceed 40% of the Company's net worth stated in the latest financial statements. The calculation is as follows:

   NT$37,725,657 thousand * 40% = NT$15,090,263 thousand

Evergreen Marine Corporation (Taiwan) Ltd. and its Subsidiaries

Loans to Third Parties

January 1 to June 30, 2003

Table 5-1

(in $'000)

Lender	Borrower	Account	Highest balance	Ending balance	Interest rate	Yearly amount of sales to (purchases from) the borrower	Reason for short-term financing	Allowance for doubtful accounts	Collateral		Limit on loans to a specific party (Note 1)	Limit on loans to third parties (Note 2)
									Type	Value		
Peony Investment S. A.	Clove Holding Ltd.	Receivables from related parties	USD28,185	USD28,185	-	USD-	Working capital requirement	USD-	-	USD-	USD108,988	USD217,975
	Evergreen Container Terminal (Thailand) Ltd.	Receivables from related parties	40,091	39,091	-	-	Working capital requirement	-	-	-	"	"
	PT. Multi Bina Pura International	Receivables from related parties	15,000	15,000	-	-	Working capital requirement	-	-	-	"	"
	PT. Multi Bina Transport	Receivables from related parties	1,700	1,200	-	-	Working capital requirement	-	-	-	"	"
	Evergreen International S. A.	Receivables from related parties	10,000	10,000	-	-	Working capital requirement	-	-	-	"	"

Note:

1. According to the Company's lending policy, the total amount of loans granted to a specific party should not exceed 20% of the Company's net worth stated in the latest financial statements. The calculation is as follows:

   US$544,938 thousand * 20% = US$108,988 thousand

2. According to the Company's lending policy, the total amount of loans granted to third parties should not exceed 40% of the Company's net worth stated in the latest financial statements. The calculation is as follows:

   US$544,938 thousand * 40% = US$217,975 thousand

Evergreen Marine Corporation (Taiwan) Ltd. and its Subsidiaries
Endorsements and Guarantees for Third Parties
January 1 to June 30, 2003

Table 6
(in $'000)

Guarantor	Party receiving the guarantee: Name of the party	Limit on guarantees for a specific party	Highest balance	Ending balance	Guarantees secured with collaterals	Ratio of accumulated guarantees to the Company's net worth (%)	Limit on guarantees for third parties (Note 1)
Evergreen Marine Corporation (Taiwan) Ltd.	Greencompass Marine S. A.	$75,451,314	$29,357,767 (USD846,716)	$26,551,068 (USD768,983)	$-	70.38	$113,176,971
Evergreen Marine Corporation (Taiwan) Ltd.	Peony Investment S. A.	75,451,314	3,693,737 (USD106,180)	3,473,467 (USD100,600)	-	9.21	"
Evergreen Marine Corporation (Taiwan) Ltd.	Evergreen Container Terminal (Thailand) Ltd.	18,862,829	202,154 (USD5,811)	200,643 (USD5,811)	-	0.53	"
Evergreen Marine Corporation (Taiwan) Ltd.	Taranto Container Terminal S. P. A.	18,862,829	2,835,592 (ITL60,000,000) (EUR47,909)	2,835,592 (ITL60,000,000) (EUR47,909)	-	7.52	"
Evergreen Marine Corporation (Taiwan) Ltd.	Hatsu Marine Limited	75,451,314	9,687,654 (USD98,732) (GBP 110,016)	9,687,654 (USD98,732) (GBP 110,016)	-	25.68	"
Evergreen Marine Corporation (Taiwan) Ltd.	Island Equipment LLC	18,862,829	407,481 (USD11,713)	368,845 (USD10,683)	-	0.98	"

Note:
1. It should be indicated that how to figure out and how much is the limit on guarantees. If there is contingent loss, the recognized amount should be stated.
According to the Company's lending policy, the total amount of endorsements and guarantees for third parties should not exceed 300% of the Company's net worth stated in the latest financial statements. The calculation is as follows:
$37,725,657 thousand * 300% = $113,176,971thousand

Evergreen Marine Corporation (Taiwan) Ltd. and its Subsidiaries
Endorsements and Guarantees for Third Parties
January 1 to June 30, 2003

Table 6-1
(in $'000)

Guarantor	Party receiving the guarantee	Limit on guarantees for a specific party	Highest balance	Ending balance	Guarantees secured with collaterals	Ratio of accumulated guarantees to the Company's net worth(%)	Limit on guarantees for third parties (Note 1)
Peony Investment S. A.	Shanghai Pao Long International Container Co., Ltd.	USD1,089,876	USD5,263	USD4,119	USD-	0.76	USD1,634,814

Note:
1. It should be indicated that how to figure out and how much is the limit on guarantees. If there is contingent loss, the recognized amount should be stated.
According to the Company's lending policy, the total amount of endorsements and guarantees for third parties should not exceed 300% of the Company's net worth stated in the latest financial statements. The calculation is as follows:
USD544,938 thousand * 300% = USD1,634,814 thousand

Evergreen Marine Corporation (Taiwan) Ltd. and its Subsidiaries
Ending Balance of Securities
June 30, 2003

Table 7
(in $'000 / thousand shares)

Investor	Securities	Relationship with the Company	Account	June 30, 2003 Units / No. of shares	June 30, 2003 Carrying value	June 30, 2003 % of ownership	June 30, 2003 Market value / Net worth	Note
Evergreen Marine Corporation (Taiwan) Ltd.	Stocks:							
	Peony Investment S. A.	Subsidiary of the Company	Long-term stock investment	3,765	$21,392,475	100.00	$21,405,608	
	Taiwan Terminal Services Co., Ltd.	Subsidiary of the Company	Long-term stock investment	5,500	75,767	55.00	75,767	
	Charng Yang Development Co., Ltd.	Investee company accounted for under equity method	Long-term stock investment	32,000	353,821	40.00	353,821	
	Evergreen International Storage and Transport Corp.	Investee company accounted for under equity method	Long-term stock investment	424,062	7,207,957	39.74	7,190,285	
	Evergreen Security Co., Ltd.	Investee company accounted for under equity method	Long-term stock investment	2,500	28,475	31.25	28,475	
	EVA Airways Corporation	Investee company accounted for under equity method	Long-term stock investment	602,759	8,117,449	24.86	8,117,443	
	Dongbu Posan Container Terminal Co., Ltd.	Investee company accounted for under cost method	Long-term stock investment	300	40,041	15.00	40,041	Please refer to Note F for details of the assets pledged.
	Power World Fund Inc.	Investee company accounted for under cost method	Long-term stock investment	5,000	50,000	5.68	50,000	
	Fubon Securities Finace Co., Ltd.	Investee company accounted for under cost method	Long-term stock investment	31,054	299,725	4.93	299,725	
	Taiwan HSR Consortium	Investee company accounted for under cost method	Long-term stock investment	126,735	1,250,000	2.53	1,250,000	
	Linden Technologies Inc.	Investee company accounted for under cost method	Long-term stock investment	50	15,372	2.53	15,372	
	Taiwan Fixed Network Corp.	Investee company accounted for under cost method	Long-term stock investment	100,000	1,000,000	1.08	1,000,000	
	Well Long Information Co., Ltd.	Investee company accounted for under cost method	Long-term stock investment	24	1,300	0.14	1,300	
	Central Reinsurance Corp.	Investee company accounted for under lower of cost or market value method	Long-term stock investment	27,876	325,782	9.29	342,875	
	Fubon Financial Holding Co., Ltd.	Investee company accounted for under lower of cost or market value method	Long-term stock investment	4,106	10,578	0.05	114,242	
	Formosa Plastics Corporation	None	Short-term investment	20	901	-	950	
	Nan Ya Plastics Corporation	None	Short-term investment	31	1,045	-	1,170	
	Far Eastern Apparel Co., Ltd.	None	Short-term investment	50	751	-	672	
	Tri Ocean Textile Co., Ltd.	None	Short-term investment	1,443	27,161	-	27,749	
	EHR	None	Short-term investment	240	8,692	-	10,296	
	Teco Electric and Machinery Co., Ltd.	None	Short-term investment	740	8,563	-	7,925	
	Zheng Fong Industrial Co.	None	Short-term investment	450	18,274	-	19,094	
	Yuen Foong Yu Paper Manufacturing Company	None	Short-term investment	175	2,196	-	2,017	
	China Steel Corporation	None	Short-term investment	200	4,525	-	4,588	
	Yulon Motor Co., Ltd.	None	Short-term investment	40	1,537	-	1,656	
	Mega Financial Holding Company	None	Short-term investment	190	3,263	-	3,160	
	Taiwan Celluar Corporation	None	Short-term investment	452	14,530	-	11,579	
	AboCom Systems Inc.	None	Short-term investment	1	3	-	1	
	Universal Cement Corporation	None	Short-term investment	125	1,274	-	1,149	
	NOKIA OYJ	None	Short-term investment	28	15,625	-	18,087	

Evergreen Marine Corporation (Taiwan) Ltd. and its Subsidiaries
Ending Balance of Securities
June 30, 2003

Table 7-1
(in $'000 / thousand shares)

Investor	Securities	Relationship with the Company	Account	June 30, 2003 Units / No. of shares	Carrying value	% of ownership	Market value / Net worth	Note
Evergreen Marine Corporation (Taiwan) Ltd.	Short-term Notes:							
	Principal Protected Notes	None	Short-term investment	1	17,415	-	16,142	
	Mutual Funds:							
	Fubon Internet Fund	None	Short-term investment	1,003	$10,000	-	$3,250	
	HSBC Dragon	None	Short-term investment	206	3,000	-	3,014	
	AAAM Korea Bounes	None	Short-term investment	3	10,386	-	10,074	
	Prudential Biochemical	None	Short-term investment	853	10,000	-	11,218	
	THM USA	None	Short-term investment	2,000	20,000	-	19,980	
	Barits Bond Fund	None	Short-term investment	863	10,000	-	10,002	
	Franklin Government	None	Short-term investment	103	34,670	-	34,723	
	Parvest Asian Convertible Bond Fund	None	Short-term investment	1	3,516	-	3,694	
	MFS Newly-Risen Bond Fund	None	Short-term investment	38	17,300	-	17,264	
	Permal FX Hedge Fund	None	Short-term investment	1	3,510	-	3,815	
	Government Bonds:							
	Korea Container Authority Bonds	None	Short-term investment	-	81,888	-	92,769	
	Corporate Bonds:							
	EVA CB1	Investee company accounted for under equity method	Long-term bond investments	5,000	500,000	-	524,350	
	Charng Ku CB2	None	Short-term investment	88	8,800	-	-	
Peony Investment S. A.	Greencompass Marine S. A.	Subsidiary of the Company	Long-term stock investment	2,835	USD 492,969	100.00	USD 492,969	
	Vigor Enterprise S. A.	Subsidiary of the Company	Long-term stock investment	80	USD 6,644	100.00	USD 6,644	
	Clove Holding Ltd.	Subsidiary of the Company	Long-term stock investment	10	USD 29,089	100.00	USD 29,089	
	Evergreen Heavy Industrial Co., (Malaysia) Berhad	Subsidiary of the Company	Long-term stock investment	42,120	USD 27,992	97.50	USD 27,992	
	PT. Multi Bina Pura International	Subsidiary of the Company	Long-term stock investment	5	(USD 3,247)	60.54	(USD 3,247)	
	Shenzhen Greentrans Transportation Co., Ltd.	Subsidiary of the Company	Long-term stock investment	-	USD 3,365	55.00	USD 3,365	
	Hatsu Marine Limited	Subsidiary of the Company	Long-term stock investment	765	USD 28,062	51.00	USD 28,062	
	PT. Multi Bina Transport	Subsidiary of the Company	Long-term stock investment	3	USD 804	17.39	USD 804	
	Luanta Investment (NetherLands) N. V.	Investee company of Peony accounted for under equity method	Long-term stock investment	-	USD 13,861	50.00	USD 13,861	
	Evergreen Korea Corporation	Investee company of Peony accounted for under equity method	Long-term stock investment	61	USD 648	50.00	USD 648	
	Balsam Investment (NetherLands) N. V.	Investee company of Peony accounted for under equity method	Long-term stock investment	-	USD 60,362	49.00	USD 60,362	
	Qingdao Evergreen Container Storage & Transportation Co., Ltd.	Investee company of Peony accounted for under equity method	Long-term stock investment	-	USD 4,704	40.00	USD 4,704	
	Ningbo Victory Container Co., Ltd.	Investee company of Peony accounted for under equity method	Long-term stock investment	-	USD 2,071	40.00	USD 2,071	
	Evergreen Container Terminal (Thailand) Ltd.	Investee company of Peony accounted for under equity method	Long-term stock investment	4,000	(USD 4,925)	40.00	(USD 4,925)	
	Evergreen Shipping (S) Pte Ltd.	Investee company of Peony accounted for under equity method	Long-term stock investment	383	USD 579	25.50	USD 579	
	PT. Evergreen Marine Indonesia	Investee company of Peony accounted for under equity method	Long-term stock investment	-	USD 324	25.40	USD 324	

Evergreen Marine Corporation (Taiwan) Ltd. and its Subsidiaries
Ending Balance of Securities
June 30, 2003

Table 7-2
(in $'000 / thousand shares)

Investor	Securities	Relationship with the Company	Account	June 30, 2003				Note
				Units / No. of Shares	Carrying Value	% of Ownership	Market Value / Net Worth	
Peony Investment S. A.	Evergreen Star (Thailand) Co., Ltd.	Investee company of Peony accounted for under equity method	Long-term stock investment	204	USD 573	25.50	USD 573	
	Shanghai Evergreen Container Transportation Co., Ltd.	Investee company of Peony accounted for under equity method	Long-term stock investment	-	USD 7,752	21.06	USD 7,752	
	Hutchison Inland Container Depost Ltd.	Investee company of Peony accounted for under cost method	Long-term stock investment	1	USD 1,396	7.50	USD 1,396	
	South Asia Gateway Terminals	Investee company of Peony accounted for under cost method	Long-term stock investment	6,211	USD 2,412	5.00	USD 2,412	
Taiwan Terminal Services Co.	Tai Hwa Checker Co., Ltd.	Subsidiary of the Company	Long-term stock investment	-	NTD 15,838	70.00	NTD 15,838	
Vigor Enterprise S.A.	Shanghai Pao Long International Container Co., Ltd.	Subsidiary of Peony	Long-term stock investment	-	USD 4,641	65.00	USD 4,641	
Clove Holding Ltd.	Ample Holding Ltd.	Subsidiary of Peony	Long-term stock investment	9	USD 9,531	90.00	USD 9,531	
	Classic Outlook Investment Ltd.	Investee company of Clove accounted for under cost method	Long-term stock investment	-	USD 102,359	2.25		Pledged as collaterals for loans.
	Everup Profits Ltd.	Investee company of Clove accounted for under cost method	Long-term stock investment	-	USD 1	2.25		Pledged as collaterals for loans.
Ample Holding Ltd.	Colon Container Terminal S. A.	Investee company of Ample accounted for under equity method	Long-term stock investment	20,000	USD 38,772	40.00	USD 38,772	

Evergreen Marine Corporation (Taiwan) Ltd. and its Subsidiaries

Summary of Cumulative Buying or Selling of One Specific Security

Exceeding the Lower of NT$100 Million or 20 Percent of the Company's Captical Stock

January 1 to June 30, 2003

Table 8

(in $'000 / thousand shares)

Buying / Selling company	Securities	Account	Counter-party	Related party	January 1, 2003		Buy		Sell				June 30, 2003	
					No. of shares	Amount	No. of shares	Amount	No. of shares	Selling price	Book value	Gain (Loss) on disposal	No. of shares	Amount
Evergreen Marine Corporation (Taiwan) Ltd.	Stocks:													
	Jenn Feng Co.,Ltd.	Short-term investment	Open market transaction	No	300	$7,867	3,355	$100,474	3,205	$105,703	$90,067	$15,636	450	$18,274
	Mutual Funds:													
	Soaring Eagle Bond Fund	Short-term investment	Open market transaction	No	9,754	100,000	23,218	239,000	32,972	339,308	339,000	308	-	-
	Tai Yu Long-River Bond Fund	Short-term investment	Open market transaction	No	-	-	16,835	188,000	16,835	188,381	188,000	381	-	-
	CTOC International Diamond Fund	Short-term investment	Open market transaction	No	7,716	83,054	49,410	536,000	57,126	620,065	619,054	1,011	-	-
	CHAM Pion Bond Fund	Short-term investment	Open market transaction	No	-	-	38,842	393,000	38,842	393,349	393,000	349	-	-
	KGI Triumphy Bond Fund	Short-term investment	Open market transaction	No	5,631	57,000	17,563	179,000	23,194	236,517	236,000	517	-	-
	Far Eastern Taiwan Fund	Short-term investment	Open market transaction	No	-	-	26,804	276,000	26,804	276,312	276,000	312	-	-
	Prudential Bond Fund	Short-term investment	Open market transaction	No	-	-	9,827	144,000	9,827	144,247	144,000	247	-	-
	JF Taiwan Fund	Short-term investment	Open market transaction	No	1,664	24,000	7,991	116,000	9,655	140,115	140,000	115	-	-
	En-Trust Flying-Phoneix Fund	Short-term investment	Open market transaction	No	7,426	105,000	14,013	200,000	21,439	305,551	305,000	551	-	-
	Well Pool Bond Fund	Short-term investment	Open market transaction	No	-	-	24,532	292,000	24,532	292,245	292,000	245	-	-
	Prudential Fund	Short-term investment	Open market transaction	No	-	-	10,921	151,000	10,921	151,189	151,000	189	-	-
	RSIT Forever Fund	Short-term investment	Open market transaction	No	-	-	8,525	117,000	8,525	117,152	117,000	152	-	-
	Jih Sun Bond Fund	Short-term investment	Open market transaction	No	7,799	100,000	28,738	371,000	36,537	471,498	471,000	498	-	-
	Fubon Ju-I II Fund	Short-term investment	Open market transaction	No	36,466	500,000	47,580	655,000	84,046	1,156,000	1,155,000	1,000	-	-
	Truswell High-Quality Bond Fund	Short-term investment	Open market transaction	No	-	-	14,231	150,000	14,231	150,244	150,000	244	-	-
	Cathay Bond Fund	Short-term investment	Open market transaction	No	9,718	106,000	1,831	20,000	11,549	126,128	126,000	128	-	-
	Polaris De-Li Fund	Short-term investment	Open market transaction	No	-	-	14,003	200,000	14,003	200,385	200,000	385	-	-
	Polaris De-Bao Fund	Short-term investment	Open market transaction	No	-	-	19,099	200,000	19,099	200,393	200,000	393	-	-
	President James Bond Fund	Short-term investment	Open market transaction	No	13,751	200,000	17,426	254,000	31,177	454,349	454,000	349	-	-
	THM Bond Fund	Short-term investment	Open market transaction	No	6,876	91,500	53,084	710,000	59,960	802,299	801,500	799	-	-
	Asia Pacific Bond Fund	Short-term investment	Open market transaction	No	2,670	32,000	29,767	359,000	32,437	391,478	391,000	478	-	-
	Transcend Fortune Bond Fund	Short-term investment	Open market transaction	No	5,595	64,000	32,851	377,900	38,446	442,450	441,900	550	-	-
	Shing Kong Chi-Li Fund	Short-term investment	Open market transaction	No	-	-	17,890	250,000	17,890	250,125	250,000	125	-	-
	Shing Kong Chi-Shin Fund	Short-term investment	Open market transaction	No	-	-	18,342	250,000	18,342	250,095	250,000	95	-	-
	Grand Cathay Bond Fund	Short-term investment	Open market transaction	No	-	-	18,601	228,000	18,601	228,178	228,000	178	-	-
	Sheng Hua 1699 Bond Fund	Short-term investment	Open market transaction	No	4,641	54,000	23,653	277,000	28,294	331,560	331,000	560	-	-
	Bonds:													
	EVA CB1	Long-term bond investme	Initial Purchase	Yes	-	-	5	500,000	-	-	-	-	5	500,000

Evergreen Marine Corporation (Taiwan) Ltd. and its Subsidiaries

Purchase of Real Estate Properties

Exceeding the Lower of NT$100 Million or 20 Percent of the Company's Capital Stock

January 1 to June 30, 2003

Table 9

(in $'000)

Buying company	Properties purchased	Date of purchase	Transaction amount	Payment	Counter-party	Relationship	Information about transcation with related parties last time: Owner	Relationship	Transferred date	Price	Pricing reference	Reason for purchase	Other commitments
Greencompass Marine S. A.	Full container ship - Ever Goods	Mar. 11, 2003	$188,268	Paid on July 7, 2003	Evergreen Marine Corporation (Taiwan) Ltd.	Parent company	Evergoods Line S. A.	None	June 17, 1987	$983,177	Price was negotiated and approved by the Board.	Operation	None
	Full container ship - Ever Gain	Mar. 11, 2003	241,806	Paid on July 7, 2003	Evergreen Marine Corporation (Taiwan) Ltd.	Parent company	Evergain Line S. A.	None	July 17, 1987	978,924	Price was negotiated and approved by the Board.	Operation	None
	Full container ship - Ever General	Mar. 11, 2003	234,802	Will be paid in full in half a year after delivery of ship	Evergreen Marine Corporation (Taiwan) Ltd.	Parent company	Evergnrl Line S. A.	None	May 19, 1987	1,025,713	Price was negotiated and approved by the Board.	Operation	None
	Full container ship - Ever Guest	Mar. 11, 2003	224,892	Will be paid in full in half a year after delivery of ship	Evergreen Marine Corporation (Taiwan) Ltd.	Parent company	Evergust Line S. A.	None	Nov. 2, 1988	1,057,469	Price was negotiated and approved by the Board.	Operation	None
	Full container ship - Ever Given	Mar. 11, 2003	246,334	Will be paid in full in half a year after delivery of ship	Evergreen Marine Corporation (Taiwan) Ltd.	Parent company	Evergivn Line S. A.	None	Nov. 21, 1988	1,040,075	Price was negotiated and approved by the Board.	Operation	None

Evergreen Marine Corporation (Taiwan) Ltd. and its Subsidiaries

Disposal of Real Estate Properties

Exceeding the Lower of NT$100 Million or 20 Percent of the Company's Capital Stock

January 1 to June 30, 2003

Table 10

(in $'000)

Selling company	Properties disposed	Date of disposal	Acquisition Date	Book value	Transaction amount	Payment	Gain (Loss) on disposal	Counter-party	Relationship	Reason for disposal	Pricing reference	Other commitments
Evergreen Marine Corporation (Taiwan) Ltd.	Full container ship - Ever Goods	Mar. 11, 2003	June 17, 1987	$188,268	$188,268	Collected on July 7, 2003	$-	Greencompass Marine S. A.	Subsidiary of the Company	Adjustments in routes and fleet of ships	Price was negotiated and approved by the Board.	None
	Full container ship - Ever Gain	Mar. 11, 2003	July 17, 1987	241,806	241,806	Collected on July 7, 2003	-	Greencompass Marine S. A.	Subsidiary of the Company	Adjustments in routes and fleet of ships	Price was negotiated and approved by the Board.	None
	Full container ship - Ever General	Mar. 11, 2003	May 19, 1987	234,802	234,802	Will be collected in full in half a year after delivery of ship	-	Greencompass Marine S. A.	Subsidiary of the Company	Adjustments in routes and fleet of ships	Price was negotiated and approved by the Board.	None
	Full container ship - Ever Guest	Mar. 11, 2003	Nov. 2, 1988	224,892	224,892	Will be collected in full in half a year after delivery of ship	-	Greencompass Marine S. A.	Subsidiary of the Company	Adjustments in routes and fleet of ships	Price was negotiated and approved by the Board.	None
	Full container ship - Ever Given	Mar. 11, 2003	Nov. 21, 1988	246,334	246,334	Will be collected in full in half a year after delivery of ship	-	Greencompass Marine S. A.	Subsidiary of the Company	Adjustments in routes and fleet of ships	Price was negotiated and approved by the Board.	None

Evergreen Marine Corporation (Taiwan) Ltd. and its Subsidiaries
Purchases from and Sales to Related Parties
Exceeding the Lower of NT$100 Million or 20 Percent of the Company's Capital Stock
January 1 to June 30, 2003

Table 11
(in $'000)

Buying / Selling company	Related party	Relationship	Transaction				Different transaction terms		Notes/Accounts receivable/payable		Note
			Purchases / Sales	Amount	% of total purchases / sales	Credit term	Unit price	Credit term	Balance	% of Total notes/accounts receivable/payable	
Evergreen Marine Corporation (Taiwan) Ltd.	Evergreen International Corp.	Investee of the Company's major shareholder	Sales	$2,488,494	15.27	30~60 days	-	-	$254,362	9.71	
	Lloyd Triestino Di Navigazione S. P. A.	Investee of the Company's subsidiary	Sales	352,348	2.16	30~60 days	-	-	-	-	
	Evergreen International Storage & Transport Corp.	Investee accounted for by equity method	Purchases	1,108,218	6.30	30~60 days	-	-	(244,918)	16.00	
	Taiwan Terminal Services Co., Ltd.	Subsidiary of the Company	Purchases	289,307	1.64	30~60 days	-	-	(51,754)	3.38	
	Evergreen International Corp.	Investee of the Company's major shareholder	Purchases	128,789	0.73	30~60 days	-	-	(45,325)	2.96	
	Greencompass Marine S. A.	Subsidiary of the Company	Purchases	282,681	1.61	30~60 days	-	-	-	-	
	Lloyd Triestino Di Navigazione S. P. A.	Investee of the Company's subsidiary	Purchases	674,664	3.84	30~60 days	-	-	-	-	
	Gaining Enterprise S. A.	Subsidiary of EITC accounted for by equity method	Purchases	1,053,383	5.99	30~60 days	-	-	-	-	
Greencompass Marine S. A.	Evergreen Marine Corporation (Taiwan) Ltd.	Parent of the Company	Sales	USD8,298	1.13	30~60 days	-	-	-	-	

Evergreen Marine Corporation (Taiwan) Ltd. and its Subsidiaries
Receivables from Related Parties
Exceeding the Lower of NT$100 Million or 20 Percent of the Company's Capital Stock
June 30, 2003

Table 12
(in $'000)

Creditor	Related party	Relationship	Balance as of June 30, 2003	Turnover rate (No. of times)	Overdue receivables		Overdue receivables collected after June 30, 2003	Allowance for bad debts
					Amount	Collection		
Evergreen Marine Corporation (Taiwan) Ltd.	Evergreen International Corp.	Investee of the Company's major shareholder	Accounts receivable NTD254,362	19.57	$-	-	$-	$-
	Greencompass Marine S. A.	Subsidiary of the Company	Other receivables NTD1,151,723	-	-	-	-	-
	Evergreen International Storage & Transport Corp.	Investee accounted for by equity method	Other receivables NTD175,239	-	-	-	-	-
	EVA Airways Corporation	Investee accounted for by equity method	Other receivables NTD120,887	-	-	-	-	-
Peony Investment S. A.	Clove Holding Ltd.	Subsidiary of the Company	Long-term loan to an affiliate USD 28,185	-	-	-	-	-
	PT. Multi Bian Pura International	Subsidiary of the Company	Long-term loan to an affiliate USD15,000	-	-	-	-	-
	Evergreen Container Terminal (Thailand) Ltd.	Investee of the subsidiary accounted for by equity method	Long-term loan to an affiliate USD39,091	-	-	-	-	-
	Evergreen International S. A.	Major shareholder of the Company	Due from affiliates USD10,000	-	-	-	-	-

Evergreen Marine Corporation (Taiwan) Ltd. and its Subsidiaries
Information on Investee Companies
January 1 to June 30, 2003

Table 13
(in $'000 / thousand shares)

Investor	Investee	Address	Main business	Initial investment amount		June 30, 2003			Net income of the investee	Investment gain (loss)	Note
				Ending balance	Beginning balance	No. of shares	%	Book value			
Evergreen Marine Corporation (Taiwan) Ltd.	Peony Investment S. A.	53Rd Street, Urbanizacion Obarrio Torre Swiss Bank, 2nd Floor, Panama	Investment activities	USD 376,500	USD 376,500	3,765	100.00	$21,392,475	$2,069,913	$2,106,008	Subsidiary of the Company
	Taiwan Terminal Services Co., Ltd.	2F, No.177, Swei 4th Rd., Lingya Chiu, Kaohsiung, Taiwan	Loading and unloading operations of container yards	55,000	55,000	5,500	55.00	75,767	20,564	10,801	Subsidiary of the Company
	Charng Yang Development Co., Ltd.	2F, No.369, Jingguo Rd., Taoyuan City, Taoyuan County, Taiwan	Development, rental and sale of residential and commercial buildings	320,000	320,000	32,000	40.00	353,821	27,974	11,189	Investee accounted for by equity method
	Evergreen International Storage and Transport Corp.	No.899, Jingguo Rd., Taoyuan City, Taoyuan County, Taiwan	Container transportation and gas stations	4,753,514	4,753,514	424,062	39.74	7,207,957	377,834	136,898	Investee accounted for by equity method
	Evergreen Security Co., Ltd.	4&5F, No. 111, Sungjiang Rd., Taipei, Taiwan	General security guards services	25,000	25,000	2,500	31.25	28,475	9,011	2,816	Investee accounted for by equity method
	EVA Airways Corp.	11F, No.376, Hsinnan Rd., Section 1, Lu Chu Country, Taoyuan County, Taiwan	International passenger and cargo transportation	8,069,973	8,067,781	602,759	24.86	8,117,449	(1,610,592)	(408,669)	Investee accounted for by equity method

Evergreen Marine Corporation (Taiwan) Ltd. and its Subsidiaries
Information on Investee Companies
January 1 to June 30, 2003

Table 13-1

(in $'000 / thousand shares)

Investor	Investee	Address	Main business	Initial investment amount		June 30, 2003			Net income of the investee	Investment gain (loss)	Note
				Ending balance	Beginning balance	No. of shares	%	Book value			
Peony Investment S. A.	Greencompass Marine S. A.	53Rd Street, Urbanizacion Obarrio Torre Swiss Bank , 2nd Floor, Panama	Marine transportation	USD 283,500	USD 283,500	2,835	100.00	USD 492,969	USD 34,198	USD 34,198	Subsidiary of the Company
	Vigor Enterprise S. A.	53Rd Street, Urbanizacion Obarrio Torre Swiss Bank , 2nd Floor, Panama	Investment holding company	USD 9,384	USD 9,384	80	100.00	USD 6,644	(USD 609)	(USD 609)	Subsidiary of the Company
	Clove Holding Ltd.	Craigmuir Chambers , P. O. Box71, Road Town, Tortola, B.V.I.	Investment holding company	USD 10	USD 10	10	100.00	USD 29,089	USD 3,453	USD 3,453	Subsidiary of the Company
	Evergreen Heavy Industrial Co. (Malaysia) Berhad	Lot 139, Jalan, Cecair, Phase 2 Free Trade Zone Johor Port Authority, B1700 Pasir Gudang, Johor, Johore Bahru, Malaysia	Container manufacturing	USD 27,295	USD 27,295	42,120	97.50	USD 27,992	USD 330	USD 165	Subsidiary of the Company
	PT. Multi Bina Pura International	Jl Raya Cakung Cilincing, Rt. 002-05, Desa Rorotan P.O. Box6043 Jakarta 14260, Indonesia	Loading and unloading operations of container yards and inland transportation	USD 5,204	USD 5,204	5	60.54	(USD 3,247)	USD 1,355	USD 821	Subsidiary of the Company
	Shenzhen Greentrans Transportation Co., Ltd	San Jiao Long Warehouse & Storage Zone, Fu Kang Road, Hengang Town, Shenzhen, China	Loading and unloading of containers, storage, repair, cleaning and transportation	USD 3,134	USD 3,134	-	55.00	USD 3,365	USD 69	USD 23	Subsidiary of the Company
	Hatsu Marine Limited	160 Euston Road, London NW1 2DX, U.K.	Marine transportation	USD 1,503	USD 1,503	765	51.00	USD 28,062	USD 21,326	USD 10,876	Subsidiary of the Company
	PT. Multi Bina Transport	Jl Raya Cakung Cilincing, Rt. 002-05, Desa Rorotan P.O. Box 6043 Jakarta 14260, Indonesia	Loading and unloading operations of container yards and inland transportation	Rp2,800,000	Rp2,800,000	3	17.39	USD 804	-	-	Subsidiary of the Company
	Luanta Investment (NetherLands) N. V.	21-A Van Engelenweg, Curacao, Netherlands, Antilles	Investment holding company	USD 15,785	USD 15,785	-	50.00	USD 13,861	(USD 683)	(USD 341)	Investee company of Peony accounted for under equity method
	Evergreen Korea Corporation	15th Fl., Korea Express Center, 83-5, 4-Ka, Jung-Ang Dong, Jung-Ku, Pusan, Republic of Korea	Shipping agency	USD 238	USD 238	61	50.00	USD 648	USD 592	USD 296	Investee company of Peony accounted for under equity method
	Balsam Investment (NetherLands) N. V.	21-A Van Engelenweg, Curacao, Netherlands, Antilles	Investment holding company	USD 50,715	USD 50,715	-	49.00	USD 60,362	USD 20,746	USD 10,166	Investee company of Peony accounted for under equity method

Evergreen Marine Corporation (Taiwan) Ltd. and its Subsidiaries

Information on Investee Companies

January 1 to June 30, 2003

Table 13-2

(in $'000 / thousand shares)

Investor	Investee	Address	Main business	Initial investment amount		June 30, 2003			Net income of the investee	Investment gain (loss)	Note
				Ending balance	Beginning balance	No. of shares	%	Book value			
Peony Investment S. A.	Qingdao Evergreen Container Storage & Transportation Co., Ltd.	Unit 403, 3F, Eastern Garden, No.138 A-Li Mountain Rd., Huangdao Development Dist. Qingdao City	Inland container transportation, container storage, loading, unloading, leasing, repair, cleaning and related activities	USD 4,447	USD 4,447	-	40.00	USD 4,704	USD 289	USD 116	Investee of Peony accounted for by equity method
	Ningbo Victory Container Co., Ltd.	No.1 Area, Beilun Xiaoshan Industrial Estate, Ningbo Economic and Technical Development Zone, China	Inland container transportation, container storage, loading and unloading	USD 1,199	USD 1,199	-	40.00	USD 2,071	USD 870	USD 317	Investee of Peony accounted for by equity method
	Evergreen Container Terminal (Thailand) Ltd.	33/4 Moo 1, Chaokhun Tahan Road, Sun District Klong 3, Lat Krabang District, Bangkok 10520	Loading and unloading of containers	USD 10,154	USD 10,154	4,000	40.00	(USD 4,925)	USD 2,663	USD 1,065	Investee of Peony accounted for by equity method
	Evergreen Shipping (S) Pte Ltd.	333 Jalan Besar, Singapore 209018	Shipping agency	USD 219	USD 219	383	25.50	USD 579	(USD 36)	(USD 9)	Investee of Peony accounted for by equity method
	Evergreen Star (Thailand) Co. Ltd.	Green Tower, 24-25th Floors 3656/81 Rama IV Road Klongton Klongtoey Bangkok 10110	Shipping agency	USD 229	USD 229	204	25.50	USD 573	USD 1,136	USD 290	Investee of Peony accounted for by equity method
	Shanghai Evergreen Container Transportation Co., Ltd.	7-8F, Jifa Building, No.4049C, Jungong Rd., Shanghai City	Inland container transportation, container storage, loading, unloading, leasing, repair, cleaning and related activities	USD 6,635	USD -	-	21.06	USD 7,752	USD 1,144	USD 222	Investee of Peony accounted for by equity method
	PT. Evergreen Marine Indonesia	Gedung Price Waterhouse Coopers 9-10th Floors JL. H. R. Rasuna Said KAV. C-03 Jakarta 12920, Indonesia	Shipping agency	USD 258	USD -	-	25.40	USD 324	USD 196	USD 50	Investee of Peony accounted for by equity method
Taiwan Terminal Services Co., Ltd.	Tai Hwa Checker Co., Ltd.	7F, NO. 177 Ssu Wei 4th Road, Kaohsiung, Taiwan	Shipping services	NTD 8,124	USD 8,124	-	70.00	NTD 15,838	NTD 7,626	NTD 5,321	Subsidiary of the Company
Vigor Enterprise S. A.	Shanghai Pao Long International Container Co., Ltd.	No. 846 Pango Road, Baoshan, Shanghai, China	Container manufacturing	USD 6,825	USD 6,825	-	65.00	USD 4,641	(USD 937)	(USD 609)	Subsidiary of Peony
Clove Holding Ltd.	Ample Holding Ltd.	Craigmuir Chambers, P. O. Box71, Road Town, Tortola, B.V.I.	Investment holding company	USD 9	USD 9	9	90.00	USD 9,531	USD 3,143	USD 2,829	Subsidiary of Peony
Ample Holding Ltd.	Colon Container Terminal S. A.	Coco Solo North, ADM. Building, Cono, Republic of Panama	Loading and unloading of containers	USD 28,185	USD 28,185	20,000	40.00	USD 38,772	USD 7,865	USD 3,146	Investee of Ample accounted for by equity method

Evergreen Marine Corporation (Taiwan) Ltd. and its Subsidiaries
Investments in Mainland China
January 1 to June 30, 2003

Table 14
(in $'000)

Investee companies in Mainland China	Main business	Capital stock	Beginning balance of cumulative investments in China	January 1 ~ June 30, 2003 Outward remittance	January 1 ~ June 30, 2003 Inward remittance	Ending balance of cumulative investments in China	% of ownership	Investment gains (loss)	Book value of investments as of June 30, 2003	Cumulative amount of investment income remitted back to Taiwan
Shanghai Jifa Logistics Co., Ltd.	Inland container transportation, container storage, loading, unloading, leasing, repair, cleaning and related activities	$1,087,616	$210,570	$-	$-	$210,570	21.06	$7,698	$267,673	$-
Ningbo Victory Container Co., Ltd.	Inland container transportation, container storage, loading and unloading	99,670	35,709	-	-	35,709	40.00	10,978	71,524	-
Qingdao Evergreen Container Storage & Transportation Co., Ltd.	Inland container transportation, container storage, loading, unloading, leasing, repair, cleaning and related activities	390,162	156,065	-	-	156,065	40.00	4,006	162,409	-
Shenzhen Greentrans Transportation Co., Ltd.	Inland container loading, unloading, storage, repair, cleaning and related activities	190,717	109,997	-	-	109,997	55.00	801	116,168	-
Shanghai Pao Long International Container Co., Ltd.	Manufacturing of dry cargo containers, container parts and other parts	368,498	239,523	-	-	239,523	65.00	(21,075)	160,242	-
Shenzhen Hutchison Inland Container Depots Co., Ltd.	Inland container yard	413,724	48,981	-	-	48,981	6.85	-	48,981	-

Balance of cumulative investments in China as of June 30, 2003	Amount approved by Investment Commission, MOEA	Quota of investments in China approved by Investment Commission, MOEA	
800,846	1,169,778	Net worth under $5,000,000,000 (40%)	2,000,000
		Net worth between $5,000,000,000 and $10,000,000,000 (30%)	1,500,000
		Net worth over $10,000,000,000 (20%)	5,515,247
			9,015,247

(Net worth of the Company: NT$37,576,235)

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

AVS NO 558875

All relevant boxes should be completed in block capital letters.

1. Name of company **ICAP plc**	2. Name of shareholder having a major interest **FIDELITY INVESTMENTS**
3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 **SEE ATTACHED LETTER**	4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them **SEE ATTACHED LETTER**

5. Number of shares/amount of stock acquired **1,012,533**	6. Percentage of issued class **0.88%**	7. Number of shares/amount of stock disposed **N/A**	8. Percentage of issued class **N/A**

9. Class of security **ORDINARY SHARES OF 50P EACH**	10. Date of transaction **20.10.03**	11. Date company informed **22.10.03**
12. Total holding following this notification **6,911,452**	13. Total percentage holding of issued class following this notification **6.00%**	

14. Any additional information	15. Name of contact and telephone number for queries **KATHRYN DICKINSON** **020 7000 5782**

16. Name and signature of authorised company official responsible for making this notification

[signature] **KATHRYN DICKINSON**
DEPUTY COMPANY SECRETARY

Date of notification **22 October 2003**

Company Announcements Office, Old Broad Street, London EC2N 1HP
Facsimile: 020 7588 6057, 020 7334 8964/8965/8966 **(PLEASE DO NOT POST)**
Enquiries: Company Monitoring and Enquiries; UK Listing Authority

Fidelity Investments

October 20, 2003

ICAP Plc
2nd Floor
Park House
16 Finsbury Circus
London, EC2M 7UR
United Kingdom

FAX: 011-44-207-374-6743

ATTN: Company Secretary

Dear Sirs,

Enclosed are amended notifications of disclosable interests under the U.K. Companies Act 1985. Please note that while this information details the disclosable interests of more than one entity, the enclosed disclosure constitutes separate notifications of interest which have been combined solely for purposes of clarity and efficiency. It is not intended to indicate that any of these entities act as a group or in concert with respect to these interests.

These disclosures are made in the interest of conformity with the Companies Act. The Interest detailed herein were acquired solely for investment purposes. For disclosure purposes, holdings should be represented as FMR Corp. and its direct and indirect subsidiaries, and Fidelity International Limited (FIL) and its direct and indirect subsidiaries, both being non-beneficial holders.

If you have any questions please contact Eleanor Chemlen at (617) 563-1416 or by FAX (617) 476-0363.

Kindest regards,

Eleanor Chemlen
Sr. Compliance Specialist

Fidelity Investments

Amendment #3

NOTIFICATIONS UNDER SECTIONS 198 TO 202 - - U.K. COMPANIES ACT

1. Company in which shares are held: ICAP Plc

2. Notifiable Interest: Ordinary Shares

FMR Corp.
82 Devonshire Street
Boston, MA 02109

Parent holding company of Fidelity Management & Research Company (FMRCO), investment manager for US mutual funds, and Fidelity Management Trust Company (FMTC), a US state chartered bank which acts as a trustee or investment manager of various pension and trust accounts. (See Schedule A for listing of Registered Shareholders and their holdings).

Fidelity International Limited (FIL)
P.O. Box HM 670
Hamilton HMCX, Bermuda

Parent holding company for various direct and indirect subsidiaries, including Fidelity Investment Services Ltd. (FISL) and Fidelity Pension Management (FPM), investment managers for various non-US investment companies and institutional clients. (See Schedule A for

3. The notifiable interests also comprise the notifiable interest of:
Mr. Edward C. Johnson 3d
82 Devonshire Street
Boston, MA 02109

Principal shareholder of FMR Corp. and Fidelity International Limited.

4. The notifiable interests include interest held on behalf of authorized unit trust schemes in the U.K., notwithstanding the exemption from reporting pursuant to Section 209 (1)(h) of the Companies Act 1985.

Fidelity Investments

5. These notifications of disclosable interests constitute separate notifications of interest in the shares and are combined solely for the purposes of clarity and efficiency. Nothing herein should be taken to indicate that FMR Corp. and its direct and indirect subsidiaries, Fidelity International Limited and its direct and indirect subsidiaries or Mr. Edward C. Johnson 3d act as a group or in concert in respect of the disclosed interests, or that they are required to submit these notifications on a joint basis.

6. The disclosable interests arise under section 208 (4) (b) of the Act, namely where a person, not being the registered holder, is entitled to exercise a right conferred by the holding of the shares or to control the exercise of such rights, or under section 203 of the Act respectively.

By____________________

Michael Gillespie
Director of Domestic Compliance - FMR Co. Duly authorized under Powers of Attorney dated September 30, 2003 by Eric D. Roiter by and on behalf of FMR Corp. and its direct and indirect subsidiaries, and Fidelity International Limited and its direct and indirect subsidiaries.

Schedule A

Amendment # 3

Security: ICAP Plc

(Ordinary Shares)	SHARES HELD	MANAGEMENT COMPANY	NOMINEE/REGISTERED NAME
	101,450	FMRCO	Mellon Bank
	3,200	FMRCO	HSBC
	54,800	FMRCO	State Street Nominees Limited
	276,100	FMRCO	Chase Nominees Limited
	4,600	FMTC	State Street Nominees Ltd.
	3,300	FMTC	Brown Brothers Harriman
	2,500	FMTC	State Street Bank & Trust
	1,627,818	FISL	Chase Nominees Ltd
	1,269,400	FISL	Chase Manhattan Bank London
	124,900	FPM	Bankers Trust
	61,900	FPM	Chase Nominees Ltd
	71,000	FPM	Nortrust Nominees Ltd
	101,700	FPM	Bank of New York London
	68,100	FPM	Northern Trust
	13,300	FPM	Deutsche Bank
	27,800	FPM	Citibank
	52,400	FPM	Mellon Nominees Ltd
	100,650	FIL	Chase Nominees Ltd
	406,534	FIL	HSBC Client Holdings Nominee (UK) Limited
	514,490	FIL	Northern Trust
	255,068	FIL	Chase Manhattan Bank London
	54,100	FIL	Deutche Bank
	12,700	FIL	Mellon Nominees Ltd
	72,000	FIL	Bank of New York, Brussels
	1,022,300	FIL	Bank of New York London
	189,742	FIL	State Street Bank & Trust
	84,900	FIL	Citibank
	223,700	FIL	Clydesdale Bank (Head Office) Nominees Limited
	12,600	FIL	JP Morgan
	82,500	FIL	State Street Nominees Ltd
	15,900	FIL	Bankers Trust
Total Ordinary Shares	6,911,452		
Current ownership percentage:	~~6.01%~~	6.00%	
Shares in issue:	~~115,010,335~~	115,135,335	
Change in holdings since last filing:	+1,012,533 ordinary shares		

COPY

ICAP

10/22/2003

FEDERAL EXPRESS

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549-0405

FILE NUMBER: 08204904

Re: ICAP plc - AVS No.: 558875

Ladies and Gentlemen:

On behalf of ICAP plc, in accordance with Rule 12g3-2(b) under the Securities Exchange Act, we are furnishing with this letter the attached information that ICAP plc has made public pursuant to the laws of England, has filed with the London Stock Exchange or has distributed to its shareholders.

Please acknowledge receipt of this information by stamping the enclosed copy of this letter and returning it to us in the enclosed stamped, self-addressed envelope.

Very truly yours,

Roger C. Campbell

Roger C. Campbell
Senior Vice President &
General Counsel

RC:db
Enclosures

ICAP North America Inc.
Harborside Financial Center
1100 Plaza Five, 12th Floor
Jersey City, NJ 07311-4996

Tel: 212 406 1100

www.icap.com

ICAP

10/22/2003

FEDERAL EXPRESS

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549-0405

SEC MAIL PROCESSING
RECEIVED
OCT 23 2003
WASH. D.C. 155 SECTION

FILE NUMBER: 08204904

Re: ICAP plc - AVS No.: 558875

Ladies and Gentlemen:

On behalf of ICAP plc, in accordance with Rule 12g3-2(b) under the Securities Exchange Act, we are furnishing with this letter the attached information that ICAP plc has made public pursuant to the laws of England, has filed with the London Stock Exchange or has distributed to its shareholders.

Please acknowledge receipt of this information by stamping the enclosed copy of this letter and returning it to us in the enclosed stamped, self-addressed envelope.

Very truly yours,

Roger C. Campbell

Roger C. Campbell
Senior Vice President &
General Counsel

RC:db
Enclosures

ICAP North America Inc.
Harborside Financial Center
1100 Plaza Five, 12th Floor
Jersey City, NJ 07311-4996

Tel: 212 406 1100

www.icap.com

ICAP

22nd October 2003

Company Announcements Office
Old Broad Street
London
EC2N 1HP

BY FAX NO:020 7588 6057

Dear Sirs

ICAP plc – AVS No. 558875
Fidelity Investments

In accordance with Section 9.11 of the Listing Rules, please find attached a Schedule 10 notification in respect of a declaration received from Fidelity Investments pursuant to an interest in shares held by Section 203(2) CA 1985.

Would you kindly confirm receipt of the announcement by telephoning Kathryn Dickinson on 020 7000 5782.

Yours faithfully

Kathryn Dickinson
Deputy Company Secretary

Enc:

SEC MAIL PROCESSING
RECEIVED
OCT 23 2003
WASH. D.C. 155 SECTION

ICAP plc
Park House
16 Finsbury Circus
London EC2M 7UR

Tel +44 (0) 20 7638 7592
Fax +44 (0) 20 7374 6743

www.icap.com